FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2014

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

CNPJ/MF (Corporate Taxpayers’ Registry with the Treasury Department) No. 47.508.411/0001-56

NIRE (Company Registration with the State Registry of Commerce) No. 35.300.089.901

São Paulo, April 24, 2014.

MANAGEMENT PROPOSALS FOR THE SPECIAL SHAREHOLDERS’ MEETING

TO BE HELD ON MAY 9th 2014

TABLE OF CONTENTS

PROPOSAL FOR AMENDMENT TO THE BYLAWS	03
ANNEX I – ARTICLE 11 OF ICVM 481/2009 – COPY OF THE BYLAWS	04
ANNEX II – ARTICLE 11 OF ICVM 481/2009 – REPORT	20
ANNEX III – ARTICLE 11 OF ICVM 481/2009 – COMPARATIVE TABLE	21

PROPOSAL FOR STOCK OPTION PLAN AND FOR A COMPENSATION PLAN BASED ON STOCK OPTION	22

ANNEX A – ARTICLE 13 OF ICVM 481/2009 – DESCRIPTION OF THE STOCK OPTION PLAN FOR
SHARES ISSUED BY COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO	23

ANNEX B – ARTICLE 13 OF ICVM 481/2009 – COPY OF THE STOCK OPTION PLAN FOR SHARES
ISSUED BY COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO	27

ANNEX C – ARTICLE 13 OF ICVM 481/2009 – COPY OF THE AGREEMENT FOR THE GRANTING OF
STOCK OPTION FOR SHARES ISSUED BY THE COMPANY WITHIN THE AMBIT OF THE STOCK OPTION PLAN
FOR SHARES ISSUED BY COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO	34

ANNEX D – ARTICLE 13 OF ICVM 481/2009 – DESCRIPTION OF THE COMPENSATION PLAN BASED ON
STOCK OPTION FOR SHARES ISSUED BY COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO	39

ANNEX E – ARTICLE 13 OF ICVM 481/2009 – COPY OF THE COMPENSATION PLAN BASED ON STOCK
OPTION FOR SHARES ISSUED BY COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO	43

ANNEX F – ARTICLE 13 OF ICVM 481/2009 – COPY OF THE AGREEMENT FOR THE GRANTING OF
STOCK OPTION FOR SHARES ISSUED BY THE COMPANY WITHIN THE AMBIT OF THE COMPENSATION PLAN
BASED ON STOCK OPTION FOR SHARES ISSUED BY COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO	50

Proposal for Amendment to the Company Bylaws

(Art. 11 of ICVM 481/2009)

The management of Companhia Brasileira de Distribuição (“Company”) hereby submits to the analysis of its shareholders, at a Special Shareholders’ Meeting to be held on May 9th 2014, at 10:00 a.m., at the Company’s head offices, at Avenida Brigadeiro LuÃs Antonio, nº 3.142, in this Capital city, a proposal for amendment to the Company Bylaws.

Subject to the provision of article 11 of the Instruction issued by the Brazilian Securities and Exchange Commission (“CVM”) No. 481/2009, the management attaches to this proposal the following documents: (a) a copy of the restated Company Bylaws, reflecting the proposed amendments (Annex I), (b) a report detailing the origin and justifying the amendments proposed (Annex II), and (c) a comparative table between the versions (a) in force and (b) Bylaws proposal, (Annex III).

This is our proposal.

São Paulo, April 24, 2014.

Annex I to the Proposal for Amendment to the Bylaws

A Copy of the Bylaws highlighting the proposed amendments, under article 11, item I, of ICVM 481/2009.

COMPANHIA BRASILEIRA DE DISTRIBUIÃ‡ÃƒO

CNPJ/MF (Corporate Taxpayers’ Registry with the Treasury Department) No. 47.508.411/0001-56

NIRE (Company Registration with the State Registry of Commerce) No. 35.300.089.901

Authorized-Capital Publicly-Held Company

CHAPTER I - NAME, HEAD OFFICE, PURPOSE AND DURATION

ARTICLE 1 - COMPANHIA BRASILEIRA DE DISTRIBUIÃ‡ÃƒO (“Company”) is a publicly held company with head offices and jurisdiction at Av. Brigadeiro LuÃs Antonio, 3142, in the City of São Paulo, Federative Republic of Brazil, hereinafter governed by these Bylaws, by Law 6404 dated December 15th, 1976, as amended, and other applicable legal provisions.

Sole Paragraph – Upon the Company’s admission to the special listing segment named Level 1 of Corporate Governance of the BM&FBOVESPA S.A. – the BM&F  BOVESPA Commodities and Futures Exchange (“BM&FBOVESPA”), the Company, its shareholders, Managers and members of the Fiscal Council, when installed, subject themselves to the provisions of the Level 1 Listing Rules on Corporate Governance issued by BM&FBOVESPA (“Level 1 Rules”).

ARTICLE 2 - The corporate purpose of the Company is the sale of manufactured, semi- manufactured or raw products, both Brazilian and foreign, of any type or species, nature or quality, provided that the sale of such products is not prohibited by law.

First Paragraph - The Company may also engage in the following activities:

a) manufacture, processing, handling, transformation, exportation, importation and representation of food or non-food products either on its own or through third parties;

b) international trade, including that involving coffee;

c) importation, distribution and sale of cosmetic products for hygienic or make-up purposes, toiletries, sanitary and related products and food supplements;

d) sale of drugs and medicines, pharmaceutical and homeopathic specialties, chemical products, accessories, dental care equipment, tools and equipment for surgery, production of chemical products and pharmaceutical specialties, with the possibility that such activities of the Company are specialized as Drugstore, Allopathic Drugstore, Homeopathic Drugstore or Manipulation Drugstore of each specialty;

e) sale of oil products, filling up of fuels of any kind, rendering of technical assistance services, garage, repair, washing, lubrication, sale of accessories and other similar services, of any vehicles;

f) sale of products, drugs and general veterinary medicines; veterinary consultation, clinic and hospital and pet shop with bath and shearing service;

g) rental of any recorded media;

) provision of photo, film and similar studio services;

i) execution and administration of real estate transactions, purchasing, promoting subdivisions and incorporations, leasing and selling real estate properties on the Company’s own behalf as well as for third parties;

j) acting as distributor, agent and representative of merchants and industrial concerns established in Brazil or abroad and, in such capacity, for consignors or on its own behalf acquiring, retaining, possessing and carrying out any operations and transactions in its own interests or on behalf of such consignors;

k) provision of data processing services;

l) building and construction services of all kinds, either on its own behalf or for third parties, purchase and sale of construction materials and installation and maintenance of air conditioning systems, cargo loaders and freight elevators;

m) use of sanitary products and related products;

n) general municipal, state and interstate ground freight transportation for its own products and those of third parties, including warehousing, depositing, loading, unloading, packaging and guarding any such products, and subcontracting the services contemplated in this item;

o) communication services, general advertising and marketing, including for bars, cafes and restaurants, which may extend to other compatible or connected areas, subject to any legal restrictions;

p) purchase, sale and distribution of books, magazines, newspapers, periodicals and similar products;

q) performance of studies, analysis, planning and markets research;

r) performance of market test for the launching of new products, packing and labels;

s) creation of strategies and analysis of “sales behavior in specific sectors”, of special promotions and advertising;

t) provision of management services of food, meal, drugstore, fuel and transportation vouchers/cards and other cards resulting from the activities related to its corporate purpose; and

u) lease and sublease of its own or third-party furnishings;

v) provision of management services;

w) representation of other companies, both Brazilian and foreign, and participation as a partner or shareholder in the capital stock of other companies irrespective of their form or object of same, and in commercial enterprises of any nature;

x) Agency, brokerage or intermediation of coupons and tickets; and

y) Services related to billing, receipts or payments, of coupons, bills or booklets, rates, taxes and for third parties, including those made by electronic means or by automatic teller machines; supply of charging position, receipt or payment; issuing of booklets,  forms of compensation, printed and documents in general.

Second Paragraph - The Company may provide guarantees or collateral for business transactions of its interest, although it must not do so merely as a favor.

ARTICLE 3 - The Company’s term of duration shall be indefinite.

CHAPTER II

CAPITAL STOCK AND SHARES

ARTICLE 4 - The Company Capital is six billion, seven hundred seventy nine million, eight hundred eighty  two thousand, three hundred and eighty Reals and eighty- five cents (R$ 6,779,882,380.85), fully paid in and divided into two hundred sixty four million, nine hundred twenty three thousand, four hundred and twenty three (264,923,423) shares with no par value, of which ninety-nine million, six hundred seventy-nine thousand and eight hundred fifty-one (99,679,851) are common shares and one hundred sixty five million, two hundred forty three thousand, five hundred and seventy two (165,243,572) are preferred shares.

First Paragraph - The shares of capital stock are indivisible in relation to the Company and each common shares entitles its holder to one vote at the General Shareholders' Meetings.

Second Paragraph - The shares shall be recorded in book-entry systems and be kept in deposit accounts on behalf of their holders with the authorized financial institution designated by the Company, without issuance of share certificates.

Third Paragraph – Shareholders can, at any time, convert common shares into preferred shares, since they are paid-up and observing the limit of article 5 below. Conversion requests should be sent in writing to the Executive Board. Conversion requests received by the Executive Board should be ratified on the first Board of Directors’ meeting, since the conditions above are complied with.

Fourth Paragraph – The cost of the service of transferring the ownership of the book-entry shares charged by the depositary financial institution may be passed on to the shareholder, pursuant to the third paragraph of Article 35 of Law No. 6,404 dated 12/15/76, subject to the maximum limits established by the Brazilian Securities Exchange Commission ("Comissão de Valores Mobiliários", or “CVM”).

ARTICLE 5 - The Company is entitled to issue new shares without maintaining proportion between types and/or classes of the existing shares, provided that the number of preferred shares shall not exceed the limit of two thirds (2/3) of the total issued shares.

First Paragraph - The preferred shares shall be entitled to the following privileges and preferences:

a) priority in the reimbursement of capital, in an amount calculated by dividing the Capital Stock by the number of outstanding shares, without premium, in the event of liquidation of the Company;

b) priority in the receipt of a minimum annual dividend in the amount of eight cents of Real (R$ 0.08) per one (1) preferred share, on a non-cumulative basis;

c) participation under equal conditions as the common shares in the distribution of bonus shares resulting from capitalization of reserves or retained earnings; and

d) participation in the receipt of dividend as set forth in Article 36, IV, item "c" of these Bylaws, which shall be distributed for the common and preferred shares so as to for each preferred share shall be ascribed a dividend ten percent (10%) higher than the dividend assigned to each common share, pursuant to the provisions of Article 17, first paragraph, of Law No. 6,404/76, as amended by Law No. 10,303/01, including, for purposes of such calculation, in the sum of the total amount of dividends paid to the preferred shares, the amount paid as minimum dividend set forth in item "b" of this First Paragraph.

Second Paragraph - The preferred shares shall have no voting rights.

Third Paragraph - The preferred shares shall acquire voting rights in the event that the Company fails to pay the minimum or fixed dividends to which they are entitled according to these Bylaws for a period of three (3) consecutive fiscal years, according to the provisions of first paragraph of Article 111 of Law No. 6,404/76. These voting rights will cease upon the payment of such minimum or fixed dividends.

ARTICLE 6 - The Company is authorized to increase its Capital Stock by resolution of the Board of Directors without the need to amendment the Company bylaws, up to the limit of four hundred million (400,000,000) shares, through issuance of new common or preferred shares, with due regard to the limit established in article 5 above.

First Paragraph - The limit of the Company’s authorized capital shall only be modified by decision of a General Shareholders Meeting.

Second Paragraph - Within the limit of the authorized capital and in accordance with the plan approved by the General Shareholders Meeting, the Company may grant stock options to the members of its management bodies or employees, or to individuals providing services to the Company.

ARTICLE 7 - The issuance of shares, subscription bonuses or debentures convertible into shares, may be approved by the Board of Directors, with the exclusion or reduction of the term for the exercise of preemptive rights, as provided in Article 172 of Law No. 6,404/76.

Sole Paragraph - Except for the provision set out in the heading of this article, the shareholders shall be entitled to preemptive rights, in proportion to their respective equity interests, in the subscription of any Company’s capital increases, with the exercise of such right being governed by the legislation applicable thereto.

CHAPTER III

GENERAL SHAREHOLDERS’ MEETING

ARTICLE 8 -The General Meeting is the meeting of the shareholders, which shareholders may attend in person or appoint and constitute their representatives under the provisions of the Law, in order to resolve on matters of the interest of the Company

ARTICLE 9 – The General Shareholders' Meeting shall be called, incepted and chaired by the Board of Directors Chairman, in his absence, by the Board of Directors Vice-Chairman or, in his absence, by an Officer appointed by the Board of Directors Chairman and shall have the following attributions:

I. the amendment to the Company's Bylaws;

II. the appointment and removal of members of the Company's Board of Directors at any time;

III. the appointment and removal of the Chairman and the Vice-Chairman of the Company's Board of Directors;

IV. the approval, annually, of the accounts and financial statements of the Company´s management, prepared by them;

V. the approval of any issuance of common or preferred shares up to the limit of the authorized capital, as provided in Article 6 above and any bonuses, debentures convertible into its shares or with secured guarantee or securities or other rights or interests which are convertible or exchangeable into or exercisable for its shares, or any other options, warrants, rights, contracts or commitments of any character pursuant to which the Company is or may be bound to issue, transfer, sell, repurchase or otherwise acquire any shares and the terms and conditions of subscription and payment;

VI. the approval of any appraisals of assets, which the shareholders may contribute for the formation of the Company's capital;

VII. the approval of any proposal for change the corporate form, amalgamation, merger (including absorption of shares), spin-off or split of the Company, or any other form of restructuring of the Company;

VIII. the approval of any proposal for dissolution or liquidation of the Company, appointing or replacement of its liquidator(s);

IX. the approval of the accounts of the liquidator(s);

X. the establishment of the global annual compensation of the members of any management body of the Company, including fringe benefits;

XI. the approval or the amendment of the annual operating plan; and

XII. the approval of any delisting of shares of the Company for trading on stock exchanges.

ARTICLE 10 - Any resolution of the General Shareholders’ Meeting shall be taken by the approval of shareholders representing at least the absolute majority of the present shareholders entitled to vote, except if qualified quorum is required by law.

ARTICLE 11 – The Annual Shareholders’ Meeting shall have the attributions set forth in the law and shall take place during the first four months following the end of each fiscal year.

Sole Paragraph - Whenever necessary, the General Shareholders’ Meeting may be installed extraordinarily, and may be carried out subsequently with the Annual Shareholders’ Meeting.

CHAPTER IV

MANAGEMENT

ARTICLE 12 - The Company shall be managed by a Board of Directors and an Executive Board.

First Paragraph - The term of office of the members of the Board of Directors and the Executive Board shall be up to two (2) years, reelection being permitted.

Second Paragraph - The Directors and the Executive Board shall take office by signing their oaths in the Minutes Book of the Board of Directors or of the Executive Board, as the case may be. The investiture of the members of the Board of Directors and the Board shall be conditioned on prior execution of the Statement of Consent of the Managers under the terms of the provision in the Level 1 Rules, as well as compliance with the applicable legal requirements.

Third Paragraph - The term of office of the Directors and Executive Officers shall be extended until their respective successors take office.

Fourth Paragraph - The minutes of the meetings of the Board of Directors and of the Executive Board shall be record in the proper book, which shall be signed by the present Directors and Executive Officers, as the case may be.

Section I

Board of Directors

ARTICLE 13-The Board of Directors shall consist of at least three (3) and no more than twelve (12) members, elected and removed by the General Shareholders' Meeting.

Sole Paragraph - In the event of permanent vacancy of a Director´s office, the Board of Directors shall elect a substitute to fulfill such position permanently, until the end of the relevant term in office. In the event of simultaneous vacancy of the majority of the positions, General Shareholders’ Meeting shall be called in order to proceed with a new election.

ARTICLE 14 - The Board of Directors shall have a Chairman and a Vice-Chairman, both appointed by the Shareholders' Meeting.

First~~Sole~~ Paragraph – The positions of Chairman of the Board of Director and of President-Director or Chief Executive Officer of the Company cannot be accumulated by one and the same person.

Second Paragraph - In the event of absence or impediment of the Chairman of the Board of Directors, he shall be replaced by the Vice-Chairman of the Board of Directors. In the event of vacancy of the Chairman position, the Vice-Chairman shall automatically take such position and call a Shareholders’ Meeting within fifteen (15) days from the date of said vacancy, for the appointment of a new Chairman of the Board of Directors on a permanent basis, until the end of the relevant term of office.

ARTICLE 15 - The Board of Directors shall ordinarily meet at least six times every year, to review the financial and other results of the Company and to review and follow-up of the annual operating plan, and shall extraordinarily meet whenever necessary.

First Paragraph - The Chairman shall call the meetings of the Board of Directors, by his or her initiative or at the written request of any Director.

Second Paragraph – The calls for the meetings of the Board of Directors shall be made by electronic means, facsimile or letter, with at least seven (7) days in advance, including the agenda of the meeting and specifying the place and date to be held on first call and, as the case may be, on second call. Any proposal of resolutions and all necessary documentation related thereto shall be at the Board of Directors disposal. The meetings shall be held regardless the respective call notice in case of attendance of all Directors in office at such time, or by the prior written consent of the absents Directors.

Third Paragraph – The presence of at least half of the Board of Directors members shall be required for the installation of a meeting of the Board of Directors on first call, and the presence of any number of the members of the Board of Directors shall be required for the installation of a meeting on second call. For purposes of the quorum required in this Paragraph, it shall include the members represented as authorized by these Bylaws.

ARTICLE 16 - The Board of Directors meetings shall be presided by its Chairman, or in his absence, he shall be replaced by the Vice-Chairman of the Board of Directors.

First Paragraph – The resolutions of the Board of Directors shall be taken by majority of votes cast by its members. Board members may partake of the meetings of the Board of Directors through e-conferencing, through video-conferencing or through any other means of electronic communications allowing the identification of the director and simultaneous communication with all the other ones attending the meeting. In this case, directors will be considered as present to the meeting and shall execute the corresponding minutes of such meeting afterwards.

Second Paragraph – In case of absence or temporary impediment of any member of the Board of Directors, the absent member may appoint, in writing, from among the other members of the Board of Directors, his or her substitute. In this case, the member who is replacing the temporarily absent or impeded member, in addition to his own vote, shall cast the vote of the replaced member.

ARTICLE 17 - The Board of Directors shall approve its Internal Regulations and appoint an Executive Secretary, who shall perform the duties defined in the Internal Regulations, as well as issue certificates and confirm, to third parties, the authenticity of resolutions taken by the Board of Directors.

ARTICLE 18 - In addition to the powers provided for in the applicable law, the Board of Directors shall have the powers to:

a) set forth the general guidelines of the Company's business;

b) appoint and remove the Executive Officers of the Company, establishing their duties and titles;

c) supervise action of the Executive Officers of the Company, examine, at any time, the records and books of the Company, request information on agreements executed or to be executed and on any other acts or matters;

d) call the General Shareholders' Meeting;

e) issue an opinion on the report of the management, the accounts of the Executive Board and the financial statements of the Company;

f) approve the issuance of shares of any type or class up to the limit of the authorized capital and establish the respective price and payment conditions;

g) appoint and remove the independent public accountants, observed the Audit Committee’s recommendation;

h) issue an opinion on any and all proposals of the Executive Board to be submitted to the General Shareholders’ Meetings;

i) authorize the acquisition of shares of the Company for purposes of cancellation or maintenance in treasury;

j) develop, jointly with the Executive Board, and approve a profit sharing and additional benefits program for the members of the management bodies and for the employees of the Company (Profit Sharing Program);

k) define the share of Company's profits to be allocated to the Profit Sharing Program in due compliance with the applicable legal provisions, these Bylaws and the Profit Sharing Program in effect at such time. The amounts expensed or accrued in each fiscal year by way of profit sharing in addition to granting option to purchase Company’s stock shall be limited up to fifteen per cent (15%) of the profit recorded in each fiscal year after the pertinent deductions have been effected in accordance with Article 189 of Law No. 6404/76;

l) set forth the number of shares to be issued under the stock option plan previously approved by the General Shareholders Meeting, provided that the limit established in item "l" above is duly observed;

m) set up Committees, that shall be responsible for making proposals or recommendations and giving their opinions to the Board of Directors and set forth its respective attributions, in accordance with the provisions of these Bylaws ;

n) approve the acquisition, sale, disposal or creation of any lien on any asset, including any real estate, of the Company or any other investments made by the Company in an individual amount or cumulated over a fiscal year in excess of the amount in Reais equivalent to twenty million U.S. Dollars (US$20,000,000.00) or in excess of an amount equal to one percent (1%) of the net worth of the Company as determined in its latest annual balance sheet or quarterly financial statements, whichever is greater;

o) approve any financial arrangement involving the Company, including the lending or borrowing of funds and the issuance of non-convertible and unsecured debentures, in excess of an individual amount equivalent to one half (0.5) of EBITDA of the preceding twelve (12) months; and

p) approve the joint venture of the Company with third parties involving an individual investment or cumulated over a fiscal year. in excess of the amount in Reais equivalent to US$20,000,000.00 (twenty million U.S. Dollars) or in excess of an amount equal to one percent (1%) of the net worth of the Company as determined in its latest annual balance sheet or quarterly financial statements, whichever is greater;

First Paragraph - In case a resolution to be taken by the corporate bodies of companies controlled by the Company or companies of which the Company elect its directors or executive officers, the Board of Directors shall instruct the vote to be cast by the members elected or appointed by the Company to those corporate bodies if the matter of such resolution refers to the items (n), (o) and (p) of this Article, being the parameters referred therein calculated in accordance with the latest annual balance sheet or quarterly financial statements of such controlled or invested companies.

q) the approval of any change in the Company's dividend policy;

Second Paragraph - The Board of Directors shall approve a policy for related party transactions and may establish limits, authority and specific procedures for the approval of such transactions.

Section II

Management’s Auxiliary Bodies

ARTICLE 19 – The Company shall have as support body to the Board of Directors an Audit Committee composed of at least three (3) and no more than five (5) members, of which two (2), at least, shall be external and independent members (“External Members”), subject to the provisions of Article 21 and the Chapter V of these Bylaws.

First Paragraph - The members of the Audit Committee shall be elected by the Board of Directors and meet all the applicable independency requirements as set forth in the rules of the Securities and Exchange Commission.

Second Paragraph - The External Members of the Audit Committee shall fulfill the following prerequisites:

a) not be a member of the Board of Directors of the Company or of its controlled companies; and

b) have knowledge or experience in auditing, controls, accounting, taxation or the rules applicable to publicly-held companies, as concerns the adequate preparation of their financial statements.

ARTICLE 20 – The members of the Audit Committee shall be elected by the Board of Directors for a term of office of two (2) years, with reelection being permitted for successive terms.

First Paragraph - During their term of office, the members of the Audit Committee may not be replaced except for the following reasons:

a) death or resignation;

b) unjustified absence from three (3) consecutive meetings or six (6) alternate meetings per year; or

c) a substantiated decision of the Board of Directors.

Second Paragraph - In the event of a vacancy in the Audit Committee, the Board of Directors shall elect a person to complete the term of office of the replaced member.

Third Paragraph -The Audit Committee shall:

a) propose to the Board of Directors the nomination of the independent auditors as well as their replacement;

b) review the management report and the financial statements of the Company and of its controlled companies, and provide the recommendations it deems necessary to the Board of Directors;

c) Review the quarterly financial information and the periodic financial statements prepared by the Company;

d) assess the effectiveness and sufficiency of the internal control structure and of the internal and independent audit processes of the Company and of its controlled companies, including in relation to the provisions set forth in the Sarbanes-Oxley Act, submitting the recommendations it deems necessary for the improvement of policies, practices and procedures;

e) provide its opinion, upon request of the Board of Directors, with respect to the proposals of the management bodies, to be submitted to the Shareholders’ Meetings, relating to changes to the capital stock, issuance of debentures or warrants, capital budgets, dividend distribution, transformation, merger, amalgamation or spin-off; and

f) provide its opinion on the matters submitted to it by the Board of Directors, as well as on those matters it determines to be relevant.

ARTICLE 21 – In the event the Fiscal Council is established as set forth in Law 6,404/76 and in Chapter V below, the Audit Committee shall maintain its functions, subject to the powers granted to the Fiscal Council by law.

ARTICLE 22 – The Board of Directors may constitute other Committees and decides their composition, which shall have the function of receiving and analyzing information, elaborating proposals or making recommendations to the Board of Directors, in their specific areas, in accordance with their internal regulations to be approved by the Board of Directors.

Sole Paragraph - The members of the Committees created by the Board of Directors shall have the same duties and liabilities as the managers.

Section III

Executive Board

ARTICLE 23 - The Executive Board shall be composed of at least two (2) and no more than fourteen (14) members, shareholders or not, resident in Brazil, appointed and removed by the Board of Directors, being necessarily appointed one (1) as the Chief Executive Officer, one (1) Investor Relations Executive Officer and the others Vice Chief Executive Officers and Officers.

ARTICLE 24 - The Executive Officers shall be in charge of the general duties set forth in these bylaws and those establish by the Board of Directors and shall keep mutual cooperation among themselves and assist each other in the performance of their duties and functions.

First Paragraph – The duties and titles of each Executive Officer shall be established by the Board of Directors.

Second Paragraph - In the event of absences, occasional impairments and vacancy, the Executive Officers shall be replaced in the following manner:

a) in the event of absences and occasional impairments of the CEO, he shall be replaced by other Executive Officer indicated by him and in the event of permanent vacancy, the Board of Directors shall appoint the CEO’s substitute within thirty (30) days, who shall complete the term of office of the CEO;

b) in the event of absences and occasional impairments of the remaining Executive Officers, they shall be replaced by the CEO and, in the event of permanent vacancy, the Board of Directors shall appoint the Executive Officer’s substitute within fifteen (15) days, who shall complete the term of office of the substituted Executive Officer.

ARTICLE 25 - The Executive Board shall meet upon call of its CEO or of half of its Executive Officers in office.

Sole Paragraph - The minimum quorum required for the installation of a meeting of the Executive Board is the presence of at least one-third (1/3) of the Executive Officers in office at such time. The resolutions of the Executive Board shall be approved by the majority of the votes. In the event of a tie in connection of any matter subject to the Executive Officers approval, such matter shall be submitted to the Board of Directors.

ARTICLE 26 - In addition to the duties that may be attributed to the Executive Board by the General Shareholders’ Meeting and by the Board of Directors, and without prejudice to the other legal duties, the Executive Board shall have the power to:

I - manage the Company’s business and ensure compliance with these bylaws;

II – ensure that the Company’s purpose is duly performed;

III - approve all plans, programs and general rules of operation, management and control for the development of the Company, in accordance with the guidelines determined by the Board of Directors;

IV - prepare and submit to the Annual Shareholders’ Meeting a report on the corporate business activities, including the balance sheet and financial statements required by law for each fiscal year, as well as the respective opinions of the Fiscal Council, as the case may be;

V – guide all Company's activities under the guidelines set forth by the Board of Directors and appropriate to the fulfillment of its purposes;

VI – suggest investment and operating plans or programs to the Board of Directors;

VII - authorize the opening and closing of branches, agencies or depots and/or institute delegations, offices and representations in any location of the national territory or abroad;

VIII – render an opinion on any matter to be submitted to the Board of Directors approval; and

IX - develop and carry out, jointly with the Board of Directors, the Employee Profit Sharing Program.

ARTICLE 27 – The Chief Executive Officer, in particular, is entitled to:

a) plan, coordinate, conduct and manage all Company’s activities, as well as perform all executive and decision-making functions;

b) carry out the overall supervision of all Company’s activities, coordinating and guiding the other Executive Officers’ activities;

c) call and install the meetings of the Executive Board;

d) coordinate and conduct the process of approval of the annual/multi-annual budget and of the investment and expansion plans together with the Board of Directors; and

e) suggest functions and respective candidates for the Executive Officers positions of the Company and submit such suggestion to the Board of Directors approval.

ARTICLE 28 - It is incumbent upon the Executive Officers to assist and support the CEO in the administration of the Company, in accordance with duties determined by the Board of Directors and perform all acts necessary for the regular Company’s activities, as long as these acts have been duly authorized by the Board of Directors.

ARTICLE 29 - The Executive Officers shall represent the Company actively and passively, in court and outside courts and before third parties, performing and signing all acts that result in obligations to the Company.

First Paragraph – For the granting of powers-of-attorney, the Company shall be represented by two (2) Executive Officers, acting jointly, and all powers-of-attorney shall a validity term, except for powers-of-attorney granted for judicial purposes, in addition to the description of the powers granted which may cover any and all acts, including those related to banking operations;

Second Paragraph - In case of acts that entail any kind of acquisition, sale, disposal or creation of any lien on any Company’s asset, including any real estate, as well as, for the granting of powers-of-attorney for the practice of such acts, the Company is required to be represented jointly by three (3) Executive Officers of whom one must always be the CEO and the others Executive Officers to be appointed by the Board of Directors.

Third Paragraph - The Company shall be considered duly represented:

a) jointly by two Executive Officers;

b) jointly by one Executive Officer to be appointed by the Board of Directors, and an attorney-in-fact, when so determined by the respective power-of-attorney and in accordance with the powers contained therein;

c) jointly by two attorneys-in-fact, when so determined by the respective power of attorney and in accordance with the powers contained therein;

d) solely by an attorney-in-fact or Executive Officer, in specific cases, when so determined by the respective power of attorney and in accordance with the powers contained therein.

CHAPTER V

FISCAL COUNCIL

ARTICLE 30 – The Company shall have a Fiscal Council that shall operate on a non-permanent basis, being installed by the General Meeting, as provided for by law.

First Paragraph - The members of the Fiscal Council and their alternates shall occupy their positions up to the first Annual Shareholders' Meeting held after their respective appointments, reelection permitted.

Second Paragraph – At their first meeting, the members of the Fiscal Council shall elect its Chairman, who shall be responsible for enforcing the committee’s resolutions.

Third Paragraph - The Fiscal Council may request the Company to appoint qualified personnel to provide administrative and technical support.

ARTICLE 31 - The Fiscal Council shall be composed of no less than three (3) and up to five (5) effective members and the same number of alternates, residents in the country, shareholders or not, all of them qualified in accordance with the legal provisions.

First Paragraph – In the case of absence of impediment, the members of the Fiscal Council shall be replaced by their respective alternates.

Second Paragraph - In addition to cases of death, resignation, dismissal and other cases provided for by law, the position of the member shall be considered vacant when the member of the Fiscal Council is absent, without just cause, at two (2) consecutive meetings or three (3) non-consecutive meetings in the course of the year.

Third Paragraph - In the event of vacancy of the position of Fiscal Council member, if there is no alternate member, a General Meeting will be called to elect a member for the vacant position.

ARTICLE 32 - The Fiscal Council shall have the powers and duties conferred upon it by law and the Internal Regulation of the Fiscal Council.

First Paragraph - The Fiscal Council holds quarterly general meetings and extraordinary meetings whenever necessary.

Second Paragraph - Meetings are called by the Chairman of the Fiscal Council on his own initiative or per written request of any of its members.

Third Paragraph - The resolutions of the Fiscal Council shall be made by absolute majority vote of those in attendance. In order for a meeting to be instituted, the majority of the members must be present.

Fourth Paragraph - The members of the Fiscal Council shall participate in the committee’s meetings by telephone or video conference call, or any other electronic means of communication, and shall be considered present at the meeting. Immediately after the meeting is over, the members must confirm their votes through a written declaration sent to the Chairman of the Fiscal Council by conventional mail, fax, or electronic mail. Upon receipt, the Chairman of the Fiscal Council shall be empowered to sign the minutes of the meeting on behalf of its members.

ARTICLE 33 - The compensation of the members of the Fiscal Council shall be fixed by the General Shareholders' Meeting in which they are appointed, with due observance of the legal limit.

CHAPTER VI

CORPORATE YEAR AND FINANCIAL STATEMENTS

ARTICLE 34 - The fiscal year ends on December 31 of each year, when the balance sheet and financial statements required by applicable law shall be prepared.

ARTICLE 35 - The Company may, at the discretion of the Executive Board, prepare quarterly or semi-annual balance sheets.

CHAPTER VII

PROFIT DESTINATION

ARTICLE 36 – Upon the preparation of the balance sheet, the following rules shall be observed with respect to the distribution of the profits:

I - from the profits of the fiscal year shall be deducted, before any allocation of net income, the accumulated losses and the provision of the income tax;

II - After deducting the portions described in item I above, the portion to be distributed in the form of employee profit sharing shall be deducted, as determined by the Board of Directors, in compliance with the Profit Sharing Program and under the terms and according to the limits provided in items "j" and "k" of Article 18 herein;

III - in due compliance with the terms and limits established in paragraphs of Article 152 of Law No. 6,404/76 and the limit established in item “k” of Article 18 herein, the amount corresponding to the managers in the Company’s profits shall be deducted, as determined by the Board of Directors, in compliance with the Profit Sharing Program;

IV - the remaining net profits shall have the following destination:

a) 5% (five per cent) shall be allocated to the legal reserve fund until such reserve reaches the limit of 20% (twenty per cent) of the Capital Stock;

b) amounts to the formation of the reserve for contingencies reserve, if so decided by the General Shareholders’ Meeting;

c) 25% (twenty five per cent) shall be allocated to the payment of the mandatory dividends pursuant to First Paragraph below, in accordance with the provisions contained in first and second paragraphs of Article 5 herein;

d) the profit not provisioned in the reserve described in Second Paragraph below and not allocated in accordance with the provisions of Article 196 of Law No. 6404/76 shall be distributed as additional dividends.

First Paragraph –The mandatory dividends shall be calculated and paid in accordance with the following rules:

a) the basis for calculation of the dividends payable shall be the net profit of the fiscal year, less the amounts allocated to the legal reserve and the contingency reserves and plus the amount obtained from the reversion of the reserves of contingencies formed in the previous fiscal year;

b) the payment of the dividend calculated in accordance with the provisions of the previous item may be limited to the amount of the net profit effectively realized of the fiscal year for that has ended pursuant to the law, provided that the difference is registered as reserve for profits to be realized;

c) the profits registered in the reserve for profits to be realized, when accrued and if such profits have not been absorbed by the losses in the subsequent fiscal years, shall be increased to the first declared dividends after such realization.

Second Paragraph – It is hereby created, the Reserve for Expansion, which purpose shall ensure resources for financing additional investments in fixed assets and working capital and to which shall be allocated up to 100% of the remaining profits after the deductions and destinations established in items "a", "b" and "c" of item IV above. The total amount provisioned in such reserve shall nor exceed the total amount of the Company’s Capital Stock.

Third Paragraph - If duly authorized by the Board of Directors, the Company may elect to distribute interim dividends, ad referendum by the General Shareholders’ Meeting.

Fourth Paragraph - The Company may elect to pay or credit interests as remuneration of its own capital calculated on the accounts of the net worth, in due observance of the rate and limits determined by law

ARTICLE 37 – The amount of dividends shall be placed at the shareholders disposition within a maximum term of sixty (60) days as from the date of their allotment, and may be monetarily adjusted, if so determined by the Board of Directors, subject to the applicable legal provisions.

ARTICLE 38 - The financial statements and accounts of the Company shall be audited on an annual basis by internationally recognized independent accountants.

CHAPTER VIII

LIQUIDATION

ARTICLE 39 – The Company shall be liquidated in the cases provided by law, and the General Shareholders’ Meeting shall determine the form of liquidation, appoint the liquidator and the members of the Fiscal Council, which shall operate during the liquidation, and establish their compensation.

CHAPTER IX

FINAL PROVISIONS

ARTICLE 40 – The values in U.S. Dollars mentioned herein shall be exclusively used as reference for monetary update and shall be converted into Reals using the average exchange rate for the U.S. Dollar published by the Central Bank of Brazil.

ARTICLE 41 - The cases not regulated in these bylaws shall be solved in conformity with current applicable legislation.

ARTICLE 42 - The present bylaws shall come into effect as of the date of its approval by the General Shareholders Meeting.

ANNEX II

Report detailing the origin and justifying the amendment proposed

The amendment to the Company Bylaws to include the ban on the simultaneous holding of the positions of Chief Executive Officer and Chairman of the Board of Directors of the Company, in compliance with the terms of BM&FBOVESPA’s Listing Level 1 Rules (“Level 1 Rules”): the amendment of Article 14 of the Company Bylaws prohibits that the positions of Chairman of the Board of Directors and Chief Executive Officer of the Company be exercised by the same person. This action results from the requirement contained in Level 1 Rules and shall have no consequence in the Company management, because since 2011 these two positions are filled by different persons.

ANNEX III

COMPARATIVE TABLE

Current Wording	Proposed Wording	Compared Wording
ARTICLE 14 – The Board of Directors shall be composed of one Chairman and one Vice-Chairman, elected by the Shareholders’ Meeting.	ARTICLE 14 – The Board of Directors shall be composed of one Chairman and one Vice-Chairman, elected by the Shareholders’ Meeting.	ARTICLE 14 – The Board of Directors shall be composed of one Chairman and one Vice-Chairman, elected by the Shareholders’ Meeting.
No corresponding wording	First Paragraph – The position of Chairman of the Board of Directors and President-Director or Chief Executive Officer of the Company cannot be accumulated by one and the same person.	First ~~Sole~~  Paragraph - The position of Chairman of the Board of Directors and President-Director or Chief Executive Officer of the Company cannot be accumulated by one and the same person.

Sole Paragraph –  In the event of absence or impediment by the Chairman of the Board of Directors, this later shall be replaced with the Vice-President of the Board of Directors. In the event the position of Chairman becomes vacant, the Vice-Chairman shall automatically assume such position and convene a Shareholders’ Meeting within no more than fifteen (15) days from the date of said vacancy, in order for the new Chairman of the Board of Directors to be elected on a definitive basis, until expiration of his term of office.

Second Paragraph – In the event of absence or impediment by the Chairman of the Board of Directors, this later shall be replaced with the Vice-President of the Board of Directors. In the event the position of Chairman becomes vacant, the Vice-Chairman shall automatically assume such position and convene a Shareholders’ Meeting within no more than fifteen (15) days from the date of said vacancy, in order for the new Chairman of the Board of Directors to be elected on a definitive basis, until expiration of his term of office.

Second Paragraph – In the event of absence or impediment by the Chairman of the Board of Directors, this later shall be replaced with the Vice-President of the Board of Directors. In the event the position of Chairman becomes vacant, the Vice-Chairman shall automatically assume such position and convene a Shareholders’ Meeting within no more than fifteen (15) days from the date of said vacancy, in order for the new Chairman of the Board of Directors to be elected on a definitive basis, until expiration of his term of office.

Proposal for a Stock Option Plan and for

a Compensation Plan Based on Stock Option

(Art. 13 of ICVM 481/2009)

The management of Companhia Brasileira de Distribuição (“Company”) proposes, in substitution for the Stock Option Plan approved on the special shareholders’ meeting held by the Company on December 20, 2006, the creation of a Stock Option Plan and a Compensation Plan based on a Stock Option contained in ANNEX B and ANNEX E, respectively, attached to this Manual and Management Proposal, under article 13 of Instruction CVM No. 481/09, whose purpose is to promote the continuity of and to strengthen the commitment to fostering the expansion and meeting the objectives of the Company, as well as to aligning the interests of the Company’s officers and collaborators with those of its shareholders.

São Paulo, April 24 2014.

THE MANAGEMENT

ANNEX A

DESCRIPTION OF THE STOCK OPTION PLAN FOR SHARES ISSUED BY COMPANHIA BRASILERIA DE DISTRIBUIÇÃO

(Annex 13 of ICVM 481/2009)

1.     Provide a copy of the proposed plan

A copy of the Stock Option Plan for Shares Issued by Companhia Brasileira de Distribuição (“Plan”) is found in Annex B of this Manual and Management Proposal.

2.     Inform the main characteristics of the proposed plan, and identify:

a.     Potential beneficiaries

Employees and managers of the Company considered to be key executives of the Company, it being understood that may participate the employees and managers of companies that make part of Grupo Pão de Açúcar, are eligible for participating in the Plan (“Participant”), and all of them are subject to the approval of the Company’s Board of Directors or of a committee especially created to assist it in managing the Plan or else to assign such functions to a committee of the Company already created (“Committee”), as the case may be.

b.    Maximum number of options to be granted

The maximum number of options to be granted is limited to the maximum number of shares encompassed by the Plan, as described in item 2(c) below.

Each stock option shall entitle the Participant to subscribe or acquire one (1) preferred share issued by the Company.

c.     Maximum number of shares encompassed by the plan

The stock options involving shares granted under the Plan may confer purchase rights over a number of shares that does not exceed two percent (2%) of the total of preferred shares issued by the Company. The total number of shares issued or susceptible of issuance under the Plan shall always observe the Company’s authorized capital limit, as the case may be, and is subject to adjustments resulting from stock splits, reverse stock splits, and bonuses.

d.    Acquisition Terms

The granting of the stock options shall be formalized upon execution of the stock option agreement by and between the Company and the Participant, and said agreement shall specify the total number of shares subject to the respective option, the deadline and the terms under which the exercise of the option shall be effectively acquired, the conditions therefor, the price therefor and the payment terms, subject to provisions contained in the Plan (“Stock Option Agreement”).

For purposes of the plan, the date of resolution by the Committee on the series to be granted stock options shall be the date whereupon the options shall be deemed granted to the respective Participants, provided that each Participant, even on a date later than the date of resolution by the Committee, accepts to participate in the Plan by formalizing the Stock Option Agreement (“Date of Granting”).

Participants wishing to exercise their stock options (call options) shall inform the Company in writing during the Exercise Period (as defined in item 2.(f) below) of their intention to so proceed, by mentioning the number of options they intend to exercise. Such communication shall follow the exercise form (template) attached to the respective Stock Option Agreement (“Option Exercise Statement”).

Participants may exercise their stock options in whole or in part, in one single payment or in installments, provided that for each exercise they send the relevant Option Exercise Statement during the Exercise Period.

e.     Detailed Criteria for setting the exercise price

For each series of granting of options within the ambit of the Plan, the exercise price of each stock option shall correspond to 80% the average closing price of the trading of preferred shares issued by the Company throughout the previous twenty (20) trading sessions held at BM&FBOVESPA S.A. before the date of call for the meeting of the Committee that resolves on the granting of the options of that series (“Exercise Price”).

f.      Criteria for setting the exercise deadline

The options granted to a Participant shall not be exercisable for a period of thirty-six (36) months from the Date of Granting (“Waiting Period”), and may only be exercised within the period starting on the first day of the thirty-seventh (37th) month from the Date of Granting and shall end on the last day of the forty-second (42nd) month from the Date of Granting (“Exercise Period”).

g.    Means to Settle Options

By the 30th day of the month in which the Company receives the Option Exercise Statement, the Company shall inform the respective Participant in writing as follows:

(i)         The full price of exercise to be paid, resulting from multiplying the Exercise Price (as defined below) by the number of options informed by the Participant in the Option Exercise Statement;

(ii)        The date of delivery of the shares subject to exercise of the options to Participants, which shall take place within up to sixty (60) days from the date of receipt of the Option Exercise Statement (“Date of Acquisition of Shares”); and

(iii)       The period in which the Participant shall pay the full price of the exercise, in national currency, by check or by wire transfer to a bank account held by the Company, provided that the limit date shall always be the tenth (10th) day preceding the Date of Acquisition of Shares.

Participants shall be prohibited, during the period of one hundred and eighty (180) days from the Date of Acquisition of Shares, from directly or indirectly selling, exchanging, disposing of, transferring, conferring to another company’s capital, granting option or still, entering into any act or agreement that result or may result in the direct or indirect, gratuitous or otherwise disposal of all or any of the shares acquired through the exercise of the stock option within the ambit of the Plan.

h.    Criteria and events that may suspend, alter or end the plan

Without prejudice to any provision to the contrary contained in the Plan, the options granted under the Plan shall automatically cease to exist, together with all of their effects, as of right, in the following situations:

(i)      Upon their entire exercise, as stated under item 6 of the Plan;

(ii)     Following the lapsing of the effective term of the stock option;

(iii)    Upon dissolution of the Stock Option Agreement, by mutual agreement between the Company and the Participant;

(iv)    If the Company is dissolved, liquidated or is declared bankrupt; or

(v)     In the cases under item 9.2 of the Plan.

In situations involving the end of relationship between the Participant and the Company by virtue of dismissal, either with or without cause, resignation or removal from office, retirement, permanent incapacity or death, the Participant’s rights under the Plan may cease to exist or be modified, upon observance of the provision of item 9.2 below.

Should the number, type and class of the shares existing on the date of approval of the Plan be altered as a result of bonuses, stock split, reverse stock split, conversion of shares from a given type or class into other securities issued by the Company, the Committee shall arrange for the due adjustment to be made to the number and class of shares subject to the options granted and to their respective exercise price, in order to avoid distortions upon application of the Plan.

3.     Justify the proposed plan, by explaining:

a.     The plan’s main objectives

The Plan sets forth the terms under which the Company shall grant stock options to managers and employees, whose objectives are:

(i)      To enable that managers and employees share Company’s net equity and assets increase which resulted from their contribution thereto;

(ii)     To promote the successful accomplishment of the Company purposes; and

(iii)    To align the interests of Company’s or companies’ that make part of Grupo Pão de Açúcar managers and employees with those of the Company’s shareholders.

b.    How the plan has contributed to these objectives

The Plan has contributed to the accomplishment of the Company purposes as it promoted the alignment of its long-term interests with the interests of senior executive officers in order to obtain a high performance and added value to the Company.

c.     How does the plan fit into the company’s compensation policy

The Company believes that, by giving the Participants the possibility to assume the position of investors, it causes these Participants’ actions in managing the Company to be driven towards generating more value for both the Company and its shareholders.

d.    How does the plan align the interests of both beneficiaries and the company in the short, medium and long run

The Company, in implementing the Plan, seeks to improve its management, with an eye to producing gains through the commitment to the long-term positive results. Improved results and shares increased in value, in turn, maximize the gains earned by Participants as investors together with the other shareholders of the Company.

4.     Estimate the Company’s expenses resulting from the plan, according to the accounting rules governing this matter

The Company estimates that the expenses resulting from the Plan relative to legal assistance, announcements of call notices and holding of special shareholders’ meetings, according to Technical Pronouncement CPC 10 (R1) of the Accounting Pronouncements Committee approved by Resolution No. 650 of CVM, dated December 16, 2010, which provides for the payment based on shares, is (R$ 62,500.00) sixty two thousand and five hundred Brazilian Reais.

ANNEX B

COPY OF THE STOCK OPTION PLAN FOR SHARES ISSUED BY COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

A Publicly-Held Corporation

CNPJ/MF (Corporate Taxpayers’ Registry with the Treasury Department) No. 47.508.411/0001-56

NIRE (Company Registration with the State Registry of Commerce) No. 35.300.089.901

STOCK OPTION PLAN

THIS STOCK OPTION PLAN for Shares issued by COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (“Company”), approved by the Special Shareholders’ Meeting held on May 9, 2014 (“Plan”), provides for the general terms and grants the stock options for preferred shares issued by the Company under the terms of Section 168, Paragraph 3, of Law No. 6404, dated December 15, 1976, as amended from time to time (“Brazilian Corporations Law”).

1             PURPOSES

The Plan sets forth the terms under which the Company shall grant stock options to managers and employees, whose objectives are:

(i)            To enable that Company’s or companies’ that make part of Grupo Pão de Açúcar managers and employees share in  Company’s capital and assets increase resulting from their contribution thereto;

(ii)           To promote the successful accomplishment of the Company purposes; and

(iii)          To align the interests of Company’s managers and employees with those of the Company’s or companies’ that make part of Grupo Pão de Açúcar shareholders.

2             PARTICIPANTS

2.1         Employees and managers of the Company that are considered key-executives of the Company, it being understood that may participate the employees and managers of companies that make part of Grupo Pão de Açúcar, are eligible for taking part in the Plan (“Participant”), all of whom shall be subject to the approval of the Company’s Board of Directors or Committee (as defined below), as applicable.

2.2         Participation of Participants in this Plan does not interfere with his or her remuneration as an employee and/or manager of the Company, such as salary, fee, compensation for management services, benefit/perk, profit sharing and/or any other advantage or remuneration.

3             MANAGEMENT OF THE PLAN

3.1         The Plan shall be managed by the Company’s Board of Directors, which shall, upon due observance of the statutory limitations, create a committee specifically intended to assist it in managing this Plan or assign such functions to an already existing committee of the Company (“Committee”).

3.2           The members of the Committee shall meet to grant the options concerning the series of the Plan and whenever needed, to decide on matters raised in respect herewith.

3.3           Upon due observance of the general terms of the Plan and the guidelines stipulated by the Shareholders’ Meeting and the Company’s Board of Directors, the Committee shall hold full powers to manage it and interpret it, by holding, among others, the necessary powers to:

(a)              Resolve on the granting, prices, dates and the quantities granted in each series of the Plan, subject to item 4.1 herein.

(b)              Resolve on the dates whereupon the options shall be granted, with powers to refrain from granting them whenever the Company’s interests so require;

(c)              Take all the actions considered necessary and recommended for the management of the Plan, including those concerning the interpretation, detailing and adoption of the general rules herein stated;

(d)              Cause the Company to take all the actions deemed necessary and recommended for the issuance of new shares of stock at the appropriate moment in each financial year, or for the sale of treasury shares, subject to the regulation laid down by the Brazilian Securities and Exchange Commission (“CVM”), in order to enable the exercise of the option granted hereunder;

(e)              Select, amount the eligible persons, those who will take part in the Plan and to whom stock options will be granted, according to the duties and responsibilities found by the selection date, upon stipulation of all the conditions to the options to be granted, as well as the change of such conditions whenever necessary so as to cause the options to be compliant with any subsequent law, rule or regulation;

(f)                 Set out the appropriate rules for granting options to each Participant, in order to establish and define objective criteria for the election of Participants;

(g)               Approve the stock option agreement to be made between the Company and each Participant, especially as concerns the stipulation of the number of shares to be the object of the option and the conditions for being granted the right to exercise the options;

(h)                 Establish, with respect to each Participant, the alternatives, deadlines and conditions for the exercise of the stock option, the price and payment thereof;

(i)                  Analyze special cases resulting from or related to this Plan; and

(j)                  Clear any doubts as to the interpretation of the general rules set out in this Plan.

3.4            In the exercise of their respective functions, the Company’s Board of Directors and the Committee shall only be subject to the limits and time-periods stipulated by law, by CVM regulation and by this Plan, and it is hereby expressly stated that the Committee is authorized to treat differently some executives of the Company who find themselves in a similar situation, that is, it is not obliged, on the basis of any doctrine of equality or analogy, to extend to all of them those conditions it deems to apply only to one or some.

3.5           The resolutions of the Board of Directors and the Committee, as the case may be, are binding on the Company as regards all the matters connected with the Plan, provided that the terms hereof are duly observed.

4             SHARES OF STOCK SUBJECT TO THIS PLAN

4.1            The stock options granted under the terms of the Plan may grant rights to purchase applicable on a number of shares limited to two per cent (2%) of the total of preferred shares issued by the Company. The total number of shares issued or susceptible of issuance under the terms of the Plan shall always observe the Company’s authorized capital limit, as the case may be, and shall be subject to review by virtue of stock split, reverse stock split and bonuses.

4.2           For purposes of complying with the exercise of the stock options granted under the terms of the Plan, the Company may, at the discretion of the Board of Directors: (a) issue new preferred stock, within the limits of the authorized capital; or (b) sell preferred stock kept in treasury, subject to the regulation laid down by CVM.

4.3           The Company’s shareholders shall not have preemptive rights upon the granting or exercising of the stock option under the Plan, in accordance with Section 171, Paragraph 3, of Brazilian Corporations Law.

4.4           Shares purchased by virtue of the exercise of the option under the Plan shall keep all the rights relative to their type, observed the restriction at item 6.5 herein, as well as any provision to the contrary set out by the Committee.

5             GRANTING THE OPTION

5.1            Each series of stock options granted shall be identified with letter “C” followed by a number. The first granting of stock options granting under this Plan shall be identified with letter C1 and the subsequent series shall be identified with letter C being followed by the subsequent number.

5.2            Each stock option shall entitle the Participant to subscribe or acquire one (1) preferred share of stock issued by the Company.

5.3            The granting of the stock options shall be made regardless of payment by the Participant and shall be formalized upon execution of a stock option agreement between the Company and the Participant, and the agreement shall specify the total number of shares subject to the respective option, the deadline and the terms for the effective entitlement to exercise the option, the terms therefor, the price for the acquisition and the payment terms, upon observance of the    provisions contained in the Plan (“Stock Option Agreement”).

5.4           The Stock Option Agreements shall be prepared individually to each Participant, and the Committee may establish specific terms and conditions for each Stock Option Agreement, without the need to apply any doctrine of equality or analogy between the Participants, even if they are found in similar or identical situations.

5.5           Execution of the Stock Option Agreement by the Participant shall imply his acceptance of all terms and conditions stated both therein and in this Plan, a copy of which shall be handed to the Participant upon execution of the Stock Option Agreement.

5.6            For purposes of this Plan, the date of resolution, by the Committee, of the series to be granted stock options shall be the date on which the options shall be considered granted to the respective Participants, provided that the Participant, even if at a date later than the date of resolution by the Committee, accepts to participate in the Plan upon formalizing the Stock Option Agreement under the terms stated in item 5.4 above (“Date of Granting”).

6             EXERCISING THE OPTIONS

6.1           The options granted to a Participant shall not be exercisable for the period of thirty-six (36) months from the Date of Granting (“Waiting Period”), and may only be exercised, subject to the provisions of item 9, within the period starting on the first day of the thirty-seventieth (37th) month from the Date of Granting and ending on the last day of the forty-second (42nd) month from the Date of Granting (“Exercise Period”).

6.2            Participants wishing to exercise their stock options shall communicate the Company in writing, during the Exercise Period, their intent to so do, by mentioning the number of options they intend to exercise. Such communication shall follow the template of exercise statement attached to the respective Stock Option Agreement (“Option Exercise Statement”).

6.2.1        Participants may exercise their stock options in whole or in part, in one single payment or in installments, provided that for each exercise they send the relevant Option Exercise Statement during the Exercise Period.

6.2.2        Should the Participant fail to send to the Company the relevant Option Exercise Statement during the Exercise Period, the options not exercised shall automatically cease to exist, as of right, regardless of prior notice or communication, and without any right to compensation in such respect.

6.3            By the 30th day of the month in which the Company receives the Option Exercise Statement, it shall inform to the respective Participant, in writing, as follows:

(i)         The full price of exercise to be paid, resulting from multiplying the Exercise Price (as defined below) by the number of options informed by the Participant in the Option Exercise Statement,

(ii)           The date of delivery of the shares subject to exercise of the options to Participants, which shall take place within up to sixty (60) days from the date of receipt of the Option Exercise Statement (“Date of Acquisition of Shares”); and

(iii)          The period in which the Participant shall pay the full price of the exercise, in national currency, by check or by wire transfer to a bank account held by the Company, provided that the limit date shall always be the tenth (10th) day preceding the Date of Acquisition of Shares.

6.4            No Participant shall have any of the rights or privileges enjoyed by Company shareholders before the options are duly exercised and the corresponding shares are delivered to such Participant, under the terms of the Plan and respective Stock Option Agreement. No share shall be delivered to its owner as a result of the exercise of the option unless all of the statutory and regulatory requirements are fully complied with.

6.5            Participants shall be prohibited, during the period of one hundred and eighty (180) days from the Date of Acquisition of Shares, from directly or indirectly selling, exchanging, disposing of, transferring, conferring to another company’s capital, granting option or still, entering into any act or agreement that result or may result in the direct or indirect, gratuitous or otherwise disposal of all or any of the shares acquired through the exercise of the stock option within the ambit of the Plan.

7            OPTIONS EXERCISE PRICE

For each series of granting of options within the ambit of this Plan, the exercise price of each stock option shall correspond to 80% the average closing price of the trading of preferred shares issued by the Company throughout the previous twenty (20) trading sessions held at BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros before the date of call for the meeting of the Committee that resolves on the granting of the options of that series (“Exercise Price”).

8             END OF THE OPTION

8.1           Without prejudice to any provision to the contrary provided for in the Plan, the options granted under the Plan shall cease to exist as of right, as well as their respective effects, in the following situations:

(i)         Upon their full exercise, under item 6;

(ii)           Following the lapse of the effectiveness of the stock option;

(iii)          Upon dissolution of the Stock Option Agreement, by mutual agreement between the Company and the Participant;

(iv)          If the Company is dissolved, liquidated or is declared bankrupt; or

(v)           In the situations under item 9.2 herein.

9             END OF RELATIONSHIP WITH THE COMPANY AND CONSEQUENCES THEREOF

9.1            In situations involving the end of relationship between the Participant and the Company by virtue of dismissal, either with or without cause, resignation or removal from office, retirement, permanent incapacity or death, the Participant’s rights under the Plan may cease to exist or be modified, upon observance of the provision of item 9.2 below.

9.2           If, at any time during effectiveness of the Plan, the Participant:

(i)              Is involuntarily dismissed from the Company (or from any further company that make part of Grupo Pão de Açucar, as applicable), by means of dismissal without cause or removal from office without violation of his duties and functions as a manager, the Participant may exercise, within the period of ten (10) days from the date of dismissal, the number of options calculated on a pro rata temporis basis in relation to the Waiting Period. If the Participant fails to exercise his right within the period above, all the stock options not exercised shall automatically cease to exist, as of right, regardless of prior notice or communication, and without any right to compensation;

(ii)             Is involuntarily dismissed from the Company (or from any further company that make part of Grupo Pão de Açucar, as applicable), upon dismissal for cause, or removal from office following violation of his duties and functions as a manager, all of the stock options already exercisable or yet to be exercisable under the relevant Stock Option Agreement, on the date of dismissal, shall automatically cease to exist, as of right, regardless of prior notice or communication, and without any right to compensation;

(iii)            Ends its relationship with the Company (or with any further company that make part of Grupo Pão de Açucar, as applicable) voluntarily, by requesting dismissal from his job or by resigning from his manager office, all of the stock options already exercisable or yet to be exercisable under the relevant Stock Option Agreement, on the date of dismissal, shall automatically cease to exist, as of right, regardless of prior notice or communication, and without any right to compensation;

(iv)             Ends its relationship with the Company (or with any further company that make part of Grupo Pão de Açucar, as applicable) by virtue of retirement, within fifteen (15) days from the date of retirement, the Participant may exercise all of his options under the Stock Option Agreement, including the stock option subject to Waiting Period, upon due observance of the other provisions of item 6 hereof. If the Participant fails to exercise his right within the period above, all the stock options not exercised shall automatically cease to exist, as of right, regardless of prior notice or communication, and without any right to compensation; and

(v)             Ends its relationship with the Company (or with any further company that make part of Grupo Pão de Açucar, as applicable) by virtue of death or permanent incapacity, within thirty (30) days from the date of his death or declaration of permanent incapacity, as the case may be, the Participant’s lawful heirs and successors, as the case may be, may exercise all of the stock options under the Stock Option Agreement, including the stock options subject to Waiting Period, upon due observance of the other provisions of item 6 hereof. If the Participant’s lawful heirs and successors fail to exercise their right within the period above, all the stock options not exercised shall automatically cease to exist, as of right, regardless of prior notice or communication, and without any right to compensation.

10           EFFECTIVENESS OF THE PLAN

The Plan shall become effective as of the date of its approval by the Shareholders’ Meeting and shall remain in force until December 31, 2019. Expiration of effectiveness of this Plan shall not affect the effectiveness of the options still in force and granted based thereon.

11           GENERAL PROVISIONS

11.1        The exercise of the options granted hereunder are individual and non-transferable, in that the Participant may not assign, transfer or otherwise sell to any third parties the options,  nor the rights and duties inherent thereto, except in the situations under item 9.2(v).

11.2        The granting of options under the Plan shall not cause the Company to be prevented from taking part in corporate transactions involving transformation, merger, consolidation, split-up and absorption of shares. The Committee and the companies involved in such transactions may, at their discretion, determine, without prejudice to other actions they decide to take equitably: (a) replacing the shares subject to this stock option with shares, membership units or other securities issued by a company succeeding the Company; and/or (b) acquiring in advance the right to exercise the stock option, so as to ensure the inclusion of the corresponding shares into the transaction at issue. Should the number, type and class of the shares existing on the date of approval of the Plan be altered as a result of bonuses, stock splits, reverse stock splits, conversion of shares from a type or class into another or conversion of shares involving other securities issued by the Company the Committee shall make the corresponding adjustment to the number and class of the shares subject to the options granted and their respective exercise price, in order to avoid distortions in applying the Plan.

11.3       No provision of the Plan or stock option granted under the Plan shall confer to any Participant the right to remain in any position in the Company, nor shall it interfere, in any manner whatsoever, with the Company’s right, at any time and subject to any statutory and contractual conditions, to terminate the employee’s employment contract and/or to interrupt the term of office of the manager.

11.4      Each Participant shall expressly comply with the terms of the Plan, upon written statement, with no qualifications whatsoever, under the terms stipulated by the Committee.

11.5      Cases not provided for herein shall be governed by the Committee, following the advice of the Board of Directors, whenever the Committee deems fit.

11.6      Any option granted under the Plan shall be subject to all of the terms and conditions herein, which shall prevail in the event of conflict with any provisions of any agreement or document mentioned herein.

ANNEX C

COPY OF THE AGREEMENT FOR THE GRANTING OF STOCK OPTION FOR SHARES ISSUED BY THE COMPANY WITHIN THE AMBIT OF THE STOCK OPTION PLAN FOR SHARES ISSUED BY COMPANHIA BRASILERIA DE DISTRIBUIÇÃO

STANDARD DRAFT FOR THE AGREEMENT FOR THE GRANTING OF STOCK OPTION WITHIN THE AMBIT OF THE STOCK OPTION PLAN FOR SHARES ISSUED BY COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

THIS AGREEMENT is entered into by and between, on the one side,

(1)            COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO, a Brazilian publicly-held corporation, with head office in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Luis Antonio, enrolled with the Corporate Taxpayers’ Registry (CNPJ/MF) under No. 47.508.411/0001-56, herein represented by its legal representative under its Bylaws, hereinafter referred to as “Company”; and, on the other side,

(2)            [Participant’s name], [nationality], [marital status], [occupation/job], bearer of the Identity Card RG No. [●], enrolled with the Individual Taxpayers’ Registry (CPF/MF) under No. [●], residing and domiciled in the City of [●], State of [São Paulo], at [full address], hereinafter referred to as “Participant”

Participant and Company being individually referred to as a “Party” and, jointly, as “Parties”.

WHEREAS, the Stock Option Plan for Shares Issued by Companhia Brasileira de Distribuição (the “Plan”) was approved by the Special Shareholders’ Meeting of the Company held on May 9, 2014, and that the [Committee for the Management of the Stock Option Plan/Human Resources] (“Committee”), at a meeting held on [●] [●]  2014, authorized the execution of this Agreement for the Granting of Stock Option (“Agreement”);

NOW, THEREFORE, the Parties, in consideration for the mutual covenants and agreements herein contained and in order to formalize their acceptance of this Agreement and to set the rules that shall govern the exercise of the stock options, do hereby execute this Agreement, which shall be governed by the clauses and conditions set forth below:

1             OBJECTIVE

1.1           The objective of this Agreement, executed for the purposes of Section 168, Paragraph 3, of Law No. 6404, dated December 15, 1976, as amended from time to time (“Brazilian Corporations Law”), is to grant to the Participant [quantity of options] stock options (“Option” or “Options) on [quantity of shares] ([quantity of shares printed in full]) preferred shares issued by the Company (“Preferred Shares”), in accordance with the rules and conditions herein stated.

1.2            Should the number of shares into which the Company capital is divided on the date of execution of this Agreement be increased or decreased as a result of reverse stock splits or stock splits, the necessary adjustments shall be made to the number of Preferred Shares per Option not exercised, in order to maintain the proportion in relation to the Company capital on this date.

1.3          The Company shareholders shall not have preemptive rights to the granting or to the exercise of the Options under the Plan, as set forth in Section 171, Paragraph 3, of the Brazilian Corporations Law.

2             EXERCISE PRICE

The exercise price for each Option is [●]  ([R$[●]], equivalent to 80% the average closing price of the trading of preferred shares issued by the Company throughout the previous twenty (20) trading sessions held at BM&FBOVESPA S.A. before the date of call for the meeting of the Committee that resolved on the granting of the Options (“Exercise Price”).

3             WAITING PERIOD TO EXERCISE THE STOCK OPTIONS

 The Options granted to the Participant shall not be exercisable for the period of thirty-six (36) months from the [date] (“Date of Granting”), that is, during the period starting on [date] and ending on [date] (“Waiting Period”).

4             CONDITIONS FOR EXERCISING THE OPTIONS

4.1           Following the Waiting Period set out in Clause 3 above, the Options may be exercised by the Participant, in whole or in part, within the period starting on the first day of the thirty-seventieth (37th) month from the Granting Date and ending on the last day of the forty-second (42nd) month from the Granting Date, that is, during the period beginning on [date] and ending on [date] (“Exercise Period”).

4.2           The Participant wishing to exercise his or her stock options shall communicate the Company in writing, during the Exercise Period, his or her intent to so do, by mentioning the number of options he or she intends to exercise. Such communication shall follow the template of exercise statement attached to this Agreement (“Option Exercise Statement”).

4.2.1        Participants may exercise their stock options in whole or in part, in one single payment or in installments, provided that for each exercise they send the relevant Option Exercise Statement during the Exercise Period.

4.2.2        Should the Participant fail to send to the Company the relevant Option Exercise Statement during the Exercise Period, the options not exercised shall automatically cease to exist, as of right, regardless of prior notice or communication, and without any right to compensation in such respect.

4.3           The Company may determine the provisional suspension of the right to exercise the Options whenever situations arise wherefor, under the prevailing law, a restriction or impediment on the trading of shares issued by the Company applies to employees, service providers and/or managers of the Company.

4.3.1        If on the limit date of the Exercise Period the option exercise is provisionally suspended, as soon as such restriction or impediment ceases to exist the Participant will be able to exercise his or her respective Options for an additional period of ten (10) days.

4.4          The Participant agrees to abide by any restrictions on the sale or transfer of securities, according to regulatory and registration rules to which the Company, its employees, service providers and/or managers are subject.

4.5           The Participant shall be prohibited, during the period of one hundred and eighty (180) days from the Acquisition of Shares (as defined below), from directly or indirectly selling, assigning, exchanging, disposing of, transferring, conferring to another company’s capital, granting stock option, or even enter into any act or agreement that result or may result in the direct or indirect, gratuitous or otherwise transfer of any of the shares acquired through the exercise of the stock option within the ambit of the Plan granted to him or her hereunder.

5             SETTLING THE OPTIONS

If the Options are exercised, then by the 30th day of the month in which the Company receives the Option Exercise Statement, it shall inform the respective Participant in writing as follows:

(i)              The full price of exercise to be paid, resulting from multiplying the Exercise Price  by the number of options informed by the Participant in the Option Exercise Statement;

(ii)             The date of delivery, to the Participant, of the shares subject to the exercise of the options, which shall take place within up to sixty (60) days from the date of receipt of the Option Exercise Statement (“Date of Acquisition of Shares”); and

(iii)           The period in which the Participant shall pay the full price of the exercise, in national currency, by check or by wire transfer to a bank account held by the Company, provided that the limit date for payment shall always be the tenth (10th) day preceding the Date of Acquisition of Shares.

6             TERMINATION

This Agreement shall be automatically terminated, regardless of any communication from one Party to the other, in the event the Participant fails to provide services to the Company, for any reason whatsoever, including, without limitation, the following situations (i) termination of the employment agreement or dismissal, by the Company, of the Participant from the position of officer according to the bylaws, as applicable, with or without cause, as defined in Clause 7.3 below; (ii) Participant’s resignation or voluntary dismissal; (iii) Participant’s death; or (iv) Participant’s permanent incapacity, provided, however, that the provisions of Clause 7.2 below are duly observed.

7             RULES TO BE APPLIED UPON TERMINATION OF RELATIONSHIP BETWEEN THE PARTICIPANT AND THE COMPANY

7.1            In situations involving the end of relationship between the Participant and the Company by virtue of dismissal, either with or without cause, resignation or removal from office, retirement, permanent incapacity or death, the Participant’s rights under the Plan may cease to exist or be modified, upon observance of the provision of item 7.2 below.

7.2           If, at any time during effectiveness of the Plan, the Participant:

(i)           Is involuntarily dismissed from the Company (or from any further company that make part of Grupo Pão de Açucar, as applicable), by means of dismissal without cause or removal from office without violation of his duties and functions as a manager, the Participant may exercise, within the period of ten (10) days from the date of dismissal, the number of options calculated on a pro rata temporis basis in relation to the Waiting Period. If the Participant fails to exercise his right within the period above, all the stock options not exercised shall automatically cease to exist, as of right, regardless of prior notice or communication, and without any right to compensation;

(ii)               Is involuntarily dismissed from the Company (or from any further company that make part of Grupo Pão de Açucar, as applicable), upon dismissal for cause, or removed from office following violation of his duties and functions as a manager, all of the stock options already exercisable or yet to be exercisable under this Stock Option Agreement, on the date of his dismissal, shall automatically cease to exist, as of right, regardless of prior notice or communication, and without any right to compensation;

(iii)             Ends his or her relationship with the Company (or with any further company that make part of Grupo Pão de Açucar, as applicable), voluntarily, by requesting dismissal from his or her job or by resigning from his or her manager office, all of the stock options already exercisable or yet to be exercisable under this Stock Option Agreement, on the date of his or her dismissal shall automatically cease to exist, as of right, regardless of prior notice or communication, and without any right to compensation;

(iv)             Ends his or her relationship with the Company (or with any further company that make part of Grupo Pão de Açucar, as applicable), by virtue of retirement, within fifteen (15) days from the date of retirement, the Participant may exercise all of his or her options under this Stock Option Agreement, including the stock option subject to Waiting Period, upon due observance of the other provisions of Clause 4 hereof. If the Participant fails to exercise his or her right within the period above, all the stock options not exercised shall automatically cease to exist, as of right, regardless of prior notice or communication, and without any right to compensation; and

(v)               Ends his or her relationship with the Company (or with any further company that make part of Grupo Pão de Açucar, as applicable), by virtue of death or permanent incapacity, within thirty (30) days from the date of his or her death or declaration of permanent incapacity, as the case may be, the Participant’s lawful heirs and successors, as the case may be, may exercise all of the stock options under this Stock Option Agreement, including the stock options subject to Waiting Period, upon due observance of the other provisions under Clause 4 herein. If the Participant’s lawful heirs and successors fail to exercise their right within the period above, all the stock options not exercised shall automatically cease to exist, as of right, regardless of prior notice or communication, and without any right to compensation.

7.3           For purposes of this Agreement, “with cause” means actions exercised with willful intent,  fraud, negligence by the Participant, incurred in the exercise of his or her professional functions, with due observance of the concept of “cause” under the labor law should the Participant be an employee to the Company.

8             FFECTIVENESS

In the absence of any of the situations of termination provided for in Clause 6 above, this Agreement shall be effective until [date], in that all of the Options not exercised during effectiveness hereof shall be cancelled.

9             GENERAL PROVISIONS

9.1         No provision hereof confers to the Participant any rights as to his or her permanence as an employee, service provider or manager of the Company and shall not interfere, in any manner whatsoever, with the rights of the Company to interrupt, at any time, the legal relationship it maintains with the Participant.

9.2         The Company agrees to file this Agreement with its registered office in the form and for the purposes of the terms of Section 40 of the Brazilian Corporations Law, as amended from time to time.

9.3         All of the rules provided for in the Plan are incorporated hereinto and should they conflict herewith, the provisions of the Plan shall prevail.

9.4         The Parties elect the Court of the Judicial District of São Paulo, State of São Paulo.

IN WITNESS WHEREOF, the Parties execute this Agreement in two (2) counterparts of a same content and form, in the presence of the two (2) undersigned witnesses.

São Paulo, [â—]  [â—]  [â—].

____________________________________

[Participant’s name]

Title: [â—]

_____________________________________

COMPANHIA BRASILEIRA DE DISTRIBUIÃ‡ÃƒO

By: [â—]

Title: [â—]

Witnesses:

______________________________                          ______________________________

Name:                                                                     Name:

ID/RG:                                                                     ID/RG:

ANNEX D

DESCRIPTION OF THE COMPENSATION PLAN BASED ON STOCK OPTIONS FOR SHARES ISSUED BY COMPANHIA BRASILERIA DE DISTRIBUIÇÃO

(Annex 13 of ICVM 481/2009)

1.     Provide a copy of the proposed plan

A copy of the Stock Option Plan for Shares Issued by Companhia Brasileira de Distribuição (“Plan”) is found in Annex E of this Manual and Management Proposal.

2.     Inform the main characteristics of the proposed plan, and identify:

a.     Potential beneficiaries

Employees and managers of the Company considered to be key executives of the Company, it being understood that may participate the employees and managers of companies that make part of Grupo Pão de Açúcar, are eligible for participating in the Plan (“Participant”), and all of them are subject to the approval of the Company’s Board of Directors or of a committee especially created to assist it in managing the Plan or else to assign such functions to a committee of the Company already created (“Committee”), as the case may be.

b.    Maximum number of options to be granted

The maximum number of options to be granted is limited to the maximum number of shares encompassed by the Plan, as described in item 2.(c) below.

Each stock option shall entitle the Participant to subscribe or acquire one (1) preferred share issued by the Company.

c.     Maximum number of shares encompassed by the plan

The stock options involving shares granted under the Plan may confer purchase rights over a number of shares that does not exceed two percent (2%) of the total of preferred shares issued by the Company. The total number of shares issued or susceptible of issuance under the Plan shall always observe the Company’s authorized capital limit, as the case may be, and is subject to adjustments resulting from stock splits, reverse stock splits, and bonuses.

d.    Acquisition Terms

The granting of the stock options shall be formalized upon execution of the stock option agreement by and between the Company and the Participant, and said agreement shall specify the total number of shares subject to the respective option, the deadline and the terms under which the exercise of the option shall be effectively acquired, the conditions therefor, the price therefor and the payment terms, subject to provisions contained in the Plan (“Stock Option Agreement”).

For purposes of the plan, the date of resolution by the Committee on the series to be granted stock options shall be the date whereupon the options shall be deemed granted to the respective Participants, provided that each Participant, even on a date later than the date of resolution by the Committee, accepts to participate in the Plan by formalizing the Stock Option Agreement (“Date of Granting”).

Participants wishing to exercise their stock options (call options) shall inform the Company in writing during the Exercise Period (as defined in item 2.(f) below) of their intention to so proceed, by mentioning the number of options they intend to exercise. Such communication shall follow the exercise form (template) attached to the respective Stock Option Agreement (“Option Exercise Statement”).

Participants may exercise their stock options in whole or in part, in one single payment or in installments, provided that for each exercise they send the relevant Option Exercise Statement during the Exercise Period.

e.     Detailed Criteria for setting the exercise price

The exercise price of each stock option granted within the ambit of the Plan shall correspond to one cent of Real (R$0.01) (“Exercise Price”).

f.      Criteria for setting the exercise deadline

The options granted to a Participant shall not be exercisable for a period of thirty-six (36) months from the Date of Granting (“Waiting Period”), and may only be exercised within the period starting on the first day of the thirty-seventh (37th) month from the Date of Granting and shall end on the last day of the forty-second (42nd) month from the Date of Granting (“Exercise Period”).

g.    Means to Settle Options

By the 30th day of the month in which the Company receives the Option Exercise Statement, the Company shall inform the respective Participant in writing as follows:

(i)      The full price of exercise to be paid, resulting from multiplying the Exercise Price (as defined below) by the number of options informed by the Participant in the Option Exercise Statement;

(ii)     The date of delivery of the shares subject to exercise of the options to Participants, which shall take place within up to sixty (60) days from the date of receipt of the Option Exercise Statement (“Date of Acquisition of Shares”); and

(iii)    The number of shares to be delivered to the Participant; and

(iv)    The period in which the Participant shall pay the full price of the exercise, in national currency, by check or by wire transfer to a bank account held by the Company, provided that the limit date shall always be the tenth (10th) day preceding the Date of Acquisition of Shares.

No Participant shall have any of the rights or privileges enjoyed by Company shareholders before the options are duly exercised and the corresponding shares are delivered to such Participant, under the terms of the Plan and respective Stock Option Agreement. No share shall be delivered to its owner as a result of the exercise of the option unless all of the statutory and regulatory requirements are fully complied with.

h.    Criteria and events that may suspend, alter or end the plan

Without prejudice to any provision to the contrary contained in the Plan, the options granted under the Plan shall automatically cease to exist, together with all of their effects, as of right, in the following situations:

(i)      Upon their entire exercise, as stated under item 6 of the Plan;

(ii)     Following the lapsing of the effective term of the stock option;

(iii)    Upon dissolution of the Stock Option Agreement, by mutual agreement between the Company and the Participant;

(iv)    If the Company is dissolved, liquidated or is declared bankrupt; or

(v)     In the cases under item 9.2 of the Plan.

In situations involving the end of relationship between the Participant and the Company by virtue of dismissal, either with or without cause, resignation or removal from office, retirement, permanent incapacity or death, the Participant’s rights under the Plan may cease to exist or be modified, upon observance of the provision of item 9.2 below.

Should the number, type and class of the shares existing on the date of approval of the Plan be altered as a result of bonuses, stock split, reverse stock split, conversion of shares from a given type or class into other securities issued by the Company, the Committee shall arrange for the due adjustment to be made to the number and class of shares subject to the options granted and to their respective exercise price, in order to avoid distortions upon application of the Plan.

3.     Justify the proposed plan, by explaining:

a.     The plan’s main objectives

The Plan sets forth the terms under which the Company shall grant stock options to managers and employees, whose objectives are:

(i)      Attract and keep executives and highly-qualified professionals connected with the Company or with any further company that make part of Grupo Pão de Açucar, as applicable;

(ii)     Enable that managers and employees share Company’s net equity and assets increase which resulted from their contribution thereto;

(iii)    Promote the successful accomplishment of the Company purposes; and

(iv)    Align the interests of Company’s or any further companies’ that make part of Grupo Pão de Açucar, as applicable managers and employees with those of the Company’s shareholders, thus stimulating these professionals’ good performance and ensuring their continuity in charge of the management of the Company.

b.    How the plan has contributed to these objectives

The Plan has contributed to the accomplishment of the Company purposes as it promoted the alignment of its long-term interests with the interests of senior executive officers in order to obtain a high performance and added value to the Company.

c.     How does the plan fit into the company’s compensation policy

The Company believes that, by giving the Participants the possibility to assume the position of investors, it causes these Participants’ actions in managing the Company to be driven towards generating more value for both the Company and its shareholders.

d.    How does the plan align the interests of both beneficiaries and the company in the short, medium and long run

The Company, in implementing the Plan, seeks to improve its management, with an eye to producing gains through the commitment to the long-term positive results. Improved results and shares increased in value, in turn, maximize the gains earned by Participants as investors together with the other shareholders of the Company.

4.     Estimate the Company’s expenses resulting from the plan, according to the accounting rules governing this matter

The Company estimates that the expenses resulting from the Plan relative to legal assistance, announcements of call notices and holding of special shareholders’ meetings, according to Technical Pronouncement CPC 10 (R1) of the Accounting Pronouncements Committee approved by Resolution No. 650 of CVM, dated December 16, 2010, which provides for the payment based on shares, is (R$ 62,500.00) sixty two thousand and five hundred Brazilian Reais.

ANNEX E

COPY OF THE COMPENSATION PLAN BASED ON STOCK OPTION FOR SHARES OF STOCK ISSUED BY COMPANHIA BRASILERIA DE DISTRIBUIÇÃO

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

a Publicly-Held Corporation

CNPJ/MF (Corporate Taxpayers’ Registry with the Treasury Department No.) 47.508.411/0001-56

NIRE (Company Registration with the State Registry of Commerce No.) 35.300.089.901

STOCK OPTION PLAN

THIS COMPENSATION PLAN BASED ON STOCK OPTION for Shares of Stock Issued by COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (“Company”), duly approved by the Special Shareholders’ Meeting held on May 9th 2014 (“Plan”), provides for the general terms for granting preferred stock option for shares of stock issued by the Company under Section 168, Paragraph 3, of Law No. 6404, of December 15, 1976, as amended from time to time (“Brazilian Corporations Law”).

1             PURPOSES

The Plan sets forth the terms under which the Company shall grant stock options to its managers and employees, whose objectives are:

(i)             Attract and to hold bound to the Company (or to any further company that make part of Grupo Pão de Açucar, as applicable) executive and personal highly skilled;

(ii)            Enable that managers and employees share Company’s net equity and assets increase which resulted from their contribution thereto;

(iii)           Promote the successful accomplishment of the Company purposes; and

(iv)           Align the interests of Company’s (or of any further companies’ that make part of Grupo Pão de Açucar, as applicable) managers and employees with those of the Company’s shareholders, by this means, encouraging the performance of such employees and ensuring his continuity at Company’s management.

2             PARTICIPANTS

2.1         Employees and managers of the Company, it being understood that may participate the employees and managers of companies that make part of Grupo Pão de Açúcar, that are considered key-executives of the Company are eligible for taking part in the Plan (“Participant”), all of whom shall be subject to the approval of the Company’s Board of Directors or Committee (as defined below), as applicable.

2.2         Participation of Participants in this Plan does not interfere with his or her remuneration as an employee and/or manager of the Company, such as salary, fee, compensation for management services, benefit/perk, profit sharing and/or any other advantage or remuneration.

3             MANAGEMENT OF THE PLAN

3.1         The Plan shall be managed by the Company’s Board of Directors, which shall, upon due observance of the statutory limitations, create a committee specifically intended to assist it in managing this Plan or assign such functions to an already existing committee of the Company (“Committee”).

3.2         The members of the Committee shall meet to grant the options concerning the series of the Plan and whenever needed, to decide on matters raised in respect herewith.

3.3         Upon due observance of the general terms of the Plan and the guidelines stipulated by the Shareholders’ Meeting and the Company’s Board of Directors, the Committee shall hold full powers to manage it and interpret it, by holding, among others, the necessary powers to:

(a)             Resolve on the granting, prices, dates and the quantities granted in each series of the Plan, subject to item 4.1 herein.

(b)             Resolve on the dates whereupon the options shall be granted, with powers to refrain from granting them whenever the Company’s interests so require;

(c)              Take all the actions considered necessary and recommended for the management of the Plan, including those concerning the interpretation, detailing and adoption of the general rules herein stated;

(d)              Cause the Company to take all the actions deemed necessary and recommended for the issuance of new shares of stock at the appropriate moment in each financial year, or for the sale of treasury shares, subject to the regulation laid down by the Brazilian Securities and Exchange Commission (“CVM”), in order to enable the exercise of the option granted hereunder;

(e)              Select, amount the eligible persons, those who will take part in the Plan and to whom stock options will be granted, according to the duties and responsibilities found by the selection date, upon stipulation of all the conditions to the options to be granted, as well as the change of such conditions whenever necessary so as to cause the options to be compliant with any subsequent law, rule or regulation;

(f)                Set out the appropriate rules for granting options to each Participant, in order to establish and define objective criteria for the election of Participants;

(g)             Approve the stock option agreement to be made between the Company and each Participant, especially as concerns the stipulation of the number of shares to be the object of the option and the conditions for being granted the right to exercise the options;

(h)              Establish, with respect to each Participant, the alternatives, deadlines and conditions for the exercise of the stock option, the price and payment thereof;

(i)                Analyze special cases resulting from or related to this Plan; and

(j)               Clear any doubts as to the interpretation of the general rules set out in this Plan.

3.4         In the exercise of their respective functions, the Company’s Board of Directors and the Committee shall only be subject to the limits and time-periods stipulated by law, by CVM regulation and by this Plan, and it is hereby expressly stated that the Committee is authorized to treat differently some executives of the Company who find themselves in a similar situation, that is, it is not obliged, on the basis of any doctrine of equality or analogy, to extend to all of them those conditions it deems to apply only to one or some.

3.5           The resolutions of the Board of Directors and the Committee, as the case may be, are binding on the Company as regards all the matters connected with the Plan, provided that the terms hereof are duly observed.

4             SHARES OF STOCK SUBJECT TO THIS PLAN

4.1           The stock options granted under the terms of the Plan may grant rights to purchase applicable on a number of shares limited to two per cent (02%) of the total of preferred shares issued by the Company. The total number of shares issued or susceptible of issuance under the terms of the Plan shall always observe the Company’s authorized capital limit, as the case may be, and shall be subject to review by virtue of stock split, reverse stock split and bonus.

4.2           For purposes of complying with the exercise of the stock options granted under the terms of the Plan, the Company may, at the discretion of the Board of Directors: (a) issue new preferred stock, within the limits of the authorized capital; or (b) sell preferred stock kept in treasury, subject to the regulation laid down by CVM.

4.3          The Company’s shareholders shall not have preemptive rights upon the granting or exercising of the stock option under the Plan, in accordance with Section 171, Paragraph 3, of Brazilian Corporations Law.

4.4           Shares purchased by virtue of the exercise of the option under the Plan shall keep all the rights relative to their type, as well as any provision to the contrary set out by the Committee.

5               GRANTING THE OPTION

5.1            Each series of stock options granted shall be identified with letter “B” followed by a number. The first granting of stock options granting under this Plan shall be identified with letter B1 and the subsequent series shall be identified with letter C being followed by the subsequent number.

5.2           Each stock option shall entitle the Participant to subscribe or acquire one (1) preferred share of stock issued by the Company.

5.3           Company will promote the withholding of eventual taxes applicable under the terms of Brazilian Fiscal Law, deducting the number of shares given to the Parcipant an equivalent amount of the withheld taxes.

5.4           The granting of the stock options shall be made regardless of payment by the Participant and shall be formalized upon execution thereof between the Company and the Participant, and the agreement shall specify the total number of shares subject to the respective option, the deadline and the terms for the effective entitlement to exercise the option, the terms therefor, the price for the acquisition and the payment terms, upon observance of the    provisions contained in the Plan (“Stock Option Agreement”).

5.5           The Stock Option Agreements shall be prepared individually to each Participant, and the Committee may establish specific terms and conditions for each Stock Option Agreement, without the need to apply any doctrine of equality or analogy between the Participants, even if they are found in similar or identical situations.

5.6            Execution of the Stock Option Agreement by the Participant shall imply his acceptance of all terms and conditions stated both therein and in this Plan, a copy of which shall be handed to the Participant upon execution of the Stock Option Agreement.

5.7            For purposes of this Plan, the date of resolution, by the Committee, of the series to be granted stock options shall be the date on which the options shall be considered granted to the respective Participants, provided that the Participant, even if at a date later than the date of resolution by the Committee, accepts to participate in the Plan upon formalizing the Stock Option Agreement under the terms stated in item 5.4 above (“Granting Date”)).

6             EXERCISING THE OPTIONS

6.1           The options granted to a Participant shall not be exercisable for the period of thirty-six (36) months from the Date of Granting (“Waiting Period”), and may only be exercised, subject to the provisions of item 9, within the period starting on the first day of the thirty-seventieth (37th) month from the Granting Date and ending on the last day of the forty-second (42nd) month from the Granting Date (“Exercise Period”).

6.2           Participants wishing to exercise their stock options shall communicate the Company in writing, during the Exercise Period, their intent to so do, by mentioning the number of options they intend to exercise. Such communication shall follow the template of exercise statement attached to the respective Stock Option Agreement (“Option Exercise Statement”.

6.2.1        Participants may exercise their stock options in whole or in part, in one single payment or in installments, provided that for each exercise they send the relevant Option Exercise Statement during the Exercise Period.

6.2.2        Should the Participant fail to send to the Company the relevant Option Exercise Statement during the Exercise Period, the options not exercised shall automatically cease to exist, as of right, regardless of prior notice or communication, and without any right to compensation in such respect.

6.3         By the 30th day of the month in which the Company receives the Option Exercise Statement, it shall inform to the respective Participant, in writing, as follows:

(i)            The full price of exercise to be paid, resulting from multiplying the Exercise Price (as defined below) by the number of options informed by the Participant in the Option Exercise Statement,

(ii)           The date of delivery of the shares subject to exercise of the options to Participants, which shall take place within up to sixty (60) days from the date of receipt of the Option Exercise Statement (“Date of Acquisition of Shares”);

(iii)          The amount of shares to be given to the Participant, in compliance with item 5.3. above; and

(iv)          The period in which the Participant shall pay the full price of the exercise, in national currency, by check or by wire transfer to a bank account held by the Company, provided that the limit date shall always be the tenth (10th) day preceding the Date of Acquisition of Shares.

6.4            No Participant shall have any of the rights or privileges enjoyed by Company shareholders before the options are duly exercised and the corresponding shares are delivered to such Participant, under the terms of the Plan and respective Stock Option Agreement. No share shall be delivered to its owner as a result of the exercise of the option unless all of the statutory and regulatory requirements are fully complied with.

7             OPTIONS EXERCISE PRICE

The exercise price of each stock option, granted in connection with this plan, shall correspond to one cent of Real (R$0.01) (“Exercise Price”).

8             END OF THE OPTION

8.1         Without prejudice to any provision to the contrary provided for in the Plan, the options granted under the Plan shall cease to exist as of right, as well as their respective effects, in the following situations:

(i)            Upon their full exercise, under item 6;

(ii)           Following the lapse of the effectiveness of the stock option;

(iii)          Upon dissolution of the Stock Option Agreement, by mutual agreement between the Company and the Participant;

(iv)          If the Company is dissolved, liquidated or is declared bankrupt; or

(v)           In the situations under item 9.2 herein.

9             END OF RELATIONSHIP WITH THE COMPANY AND CONSEQUENCES THEREOF

9.1         In situations involving the end of relationship between the Participant and the Company by virtue of dismissal, either with or without cause, resignation or removal from office, retirement, permanent incapacity or death, the Participant’s rights under the Plan may cease to exist or be modified, upon observance of the provision of item 9.2 below.

9.2         If, at any time during effectiveness of the Plan, the Participant:

(i)            Is involuntarily dismissed from the Company (or from any further company that make part of Grupo Pão de Açucar, as applicable), by means of dismissal without cause or removal from office without violation of his duties and functions as a manager, the Participant may exercise, within the period of ten (10) days from the date of dismissal, the number of options calculated on a pro rata temporis basis in relation to the Waiting Period. If the Participant fails to exercise his right within the period above, all the stock options not exercised shall automatically cease to exist, as of right, regardless of prior notice or communication, and without any right to compensation;

(ii)           Is involuntarily dismissed from the Company (or from any further company that make part of Grupo Pão de Açucar, as applicable), upon dismissal for cause, or removal from office following violation of his duties and functions as a manager, all of the stock options already exercisable or yet to be exercisable under the relevant Stock Option Agreement, on the date of dismissal, shall automatically cease to exist, as of right, regardless of prior notice or communication, and without any right to compensation;

(iii)     Ends its relationship with the Company (or with any further company that make part of Grupo Pão de Açucar, as applicable),voluntarily, by requesting dismissal from his job or by resigning from his manager office, all of the stock options already exercisable or yet to be exercisable under the relevant Stock Option Agreement, on the date of dismissal, shall automatically cease to exist, as of right, regardless of prior notice or communication, and without any right to compensation;

;

(iv)              Ends its relationship with the Company (or with any further company that make part of Grupo Pão de Açucar, as applicable), by virtue of retirement, within fifteen (15) days from the date of retirement, the Participant may exercise all of his options under the Stock Option Agreement, including the stock option subject to Waiting Period, upon due observance of the other provisions of item 6 hereof. If the Participant fails to exercise his right within the period above, all the stock options not exercised shall automatically cease to exist, as of right, regardless of prior notice or communication, and without any right to compensation; and

(v)            Ends its relationship with the Company (or with any further company that make part of Grupo Pão de Açucar, as applicable), by virtue of death or permanent incapacity, within thirty (30) days from the date of his death or declaration of permanent incapacity, as the case may be, the Participant’s lawful heirs and successors, as the case may be, may exercise all of the stock options under the Stock Option Agreement, including the stock options subject to Waiting Period, upon due observance of the other provisions of item 6 hereof. If the Participant’s lawful heirs and successors fail to exercise their right within the period above, all the stock options not exercised shall automatically cease to exist, as of right, regardless of prior notice or communication, and without any right to compensation.

10.      EFFECTIVENESS OF THE PLAN

The Plan shall become effective as of the date of its approval by the Shareholders’ Meeting and shall remain in force until December 31, 2019. Expiration of effectiveness of this Plan shall not affect the effectiveness of the options still in force and granted based thereon.

11.       GENERAL PROVISIONS

11.1   The exercise of the options granted hereunder are individual and non-transferable, in that the Participant may not assign, transfer or otherwise sell to any third parties the options,  nor the rights and duties inherent thereto, except in the situations under item 9.2(v).

11.2   The granting of options under the Plan shall not cause the Company to be prevented from taking part in corporate transactions involving transformation, merger, consolidation, split-up and absorption of shares. The Committee and the companies involved in such transactions may, at their discretion, determine, without prejudice to other actions they decide to take equitably: (a) replacing the shares subject to this stock option with shares, membership units or other securities issued by a company succeeding the Company; (b) acquiring in advance the right to exercise the stock option, so as to ensure inclusion of the corresponding shares in the transaction at issue; and/or (c) the payment in cash of the amount the Participant would be entitled under the terms of the Plan.

11.3   Should the number, type and class of the shares existing on the date of approval of the Plan be altered as a result of bonuses, stock split, reverse stock split, conversion of shares from a given type or class into other securities issued by the Company, the Committee shall arrange for the due adjustment to be made to the number and class of shares subject to the options granted and to their respective exercise price, in order to avoid distortions upon application of the Plan.

11.4   No provision of the Plan or stock option granted under the Plan shall confer to any Participant the right to remain in any position in the Company, nor shall it interfere, in any manner whatsoever, with the Company’s right, at any time and subject to any statutory and contractual conditions, to terminate the employee’s employment contract and/or to interrupt the term of office of the manager.

11.5   Each Participant shall expressly comply with the terms of the Plan, upon written statement, with no qualifications whatsoever, under the terms stipulated by the Committee.

11.6   Cases not provided for herein shall be governed by the Committee, following the advice of the Board of Directors, whenever the Committee deems fit e

Any option granted under the Plan shall be subject to all of the terms and conditions herein, which shall prevail in the event of conflict with any provisions of any agreement or document mentioned herein.

ANNEX F

COPY OF THE AGREEMENT FOR THE GRANTING OF STOCK OPTION FOR SHARES ISSUED BY THE COMPANY WITHIN THE AMBIT OF THE COMPENSATION PLAN BASED ON STOCK OPTION FOR SHARES ISSUED BY COMPANHIA BRASILERIA DE DISTRIBUIÇÃO

STANDARD DRAFT FOR THE AGREEMENT FOR THE GRANTING OF STOCK OPTION WITHIN THE AMBIT OF THE COMPENSATION PLAN BASED ON STOCK OPTION FOR SHARES ISSUED BY COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

THIS AGREEMENT is entered into by and between, on the one side,

(1)          COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO, a Brazilian publicly-held corporation, with head office in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Luis Antonio, enrolled with the Corporate Taxpayers’ Registry (CNPJ/MF) under No. 47.508.411/0001-56, herein represented by its legal representative under its Bylaws, hereinafter referred to as “Company”; and, on the other side,

(2)          [Participant’s name], [nationality], [marital status], [occupation/job], bearer of the Identity Card RG No. [●], enrolled with the Individual Taxpayers’ Registry (CPF/MF) under No. [●], residing and domiciled in the City of [●], State of [São Paulo], at [full address], hereinafter referred to as “Participant”,

Participant and Company being individually referred to as a “Party” and, jointly, as “Parties”.

WHEREAS, the Stock Option Plan for Shares Issued by Companhia Brasileira de Distribuição (the “Plan”) was approved by the Special Shareholders’ Meeting of the Company held on May 9, 2014, and that the [Committee for the Management of the Stock Option Plan/Human Resources] (“Committee”), at a meeting held on [●] [●] 2014, authorized the execution of this Agreement for the Granting of Stock Option (“Agreement”);

NOW, THEREFORE, the Parties, in consideration for the mutual covenants and agreements herein contained and in order to formalize their acceptance of this Agreement and to set the rules that shall govern the exercise of the stock options, do hereby execute this Agreement, which shall be governed by the clauses and conditions set forth below:

1. OBJECTIVE

1.1 The objective of this Agreement, executed for the purposes of Section 168, Paragraph 3, of Law No. 6404, dated December 15, 1976, as amended from time to time (“Brazilian Corporations Law”), is to grant to the Participant [quantity of options] stock options (“Option” or “Options) on [quantity of shares] ([quantity of shares printed in full]) preferred shares issued by the Company (“Preferred Shares”), in accordance with the rules and conditions herein stated.

1.2  Should the number of shares into which the Company capital is divided on the date of execution of this Agreement be increased or decreased as a result of reverse stock splits or stock splits, the necessary adjustments shall be made to the number of Preferred Shares per Option not exercised, in order to maintain the proportion in relation to the Company capital existing on this date.

1.3  The Company shareholders shall not have preemptive rights to the granting or to the exercise of the Options under the Plan, as set forth in Section 171, Paragraph 3, of the Brazilian Corporations Law.

2             EXERCISE PRICE

The exercise price of each stock option is one cent of Real (R$0.01) (“Exercise Price”).

3             WAITING PERIOD TO EXERCISE THE STOCK OPTIONS

The Options granted to the Participant shall not be exercisable for the period of thirty-six (36) months from the [date] (“Date of Granting”), that is, during the period starting on [date] and ending on [date] (“Waiting Period”).

4             CONDITIONS FOR EXERCISING THE OPTIONS

4.1           Following the Waiting Period set out in Clause 3 above, the Options may be exercised by the Participant, in whole or in part, within the period starting on the first day of the thirty-seventieth (37th) month from the Granting Date and ending on the last day of the forty-second (42nd) month from the Granting Date, that is, during the period beginning on [date] and ending on [date] (“Exercise Period”).

4.2           The Participant wishing to exercise his or her stock options shall communicate the Company in writing, during the Exercise Period, his or her intent to so do, by mentioning the number of options he or she intends to exercise. Such communication shall follow the template of exercise statement attached to this Agreement (“Option Exercise Statement”).

4.2.1          Participants may exercise their stock options in whole or in part, in one single payment or in installments, provided that for each exercise they send the relevant Option Exercise Statement during the Exercise Period.

4.2.2         Should the Participant fail to send to the Company the relevant Option Exercise Statement during the Exercise Period, the options not exercised shall automatically cease to exist, as of right, regardless of prior notice or communication, and without any right to compensation in such respect.

4.3           The Company may determine the provisional suspension of the right to exercise the Options whenever situations arise for which, under the prevailing law, a restriction or impediment on the trading of shares issued by the Company applies to employees, service providers and/or managers of the Company.

4.3.1        If on the limit date of the Exercise Period the option exercise is provisionally suspended, as soon as such restriction or impediment ceases to exist the Participant will be able to exercise his or her respective Options for an additional period of ten (10) days.

4.4         The Participant agrees to abide by any restrictions on the sale or transfer of securities, according to regulatory and registration rules to which the Company, its employees, service providers and/or managers are subject.

5             SETTLING THE OPTIONS

If the Options are exercised, then by the 30th day of the month in which the Company receives the Option Exercise Statement, it shall inform the respective Participant in writing as follows:

(i)                    The full price of exercise to be paid, resulting from multiplying the Exercise Price (as defined below) by the number of options informed by the Participant in the Option Exercise Statement;

(ii)                   The date of delivery of the shares subject to exercise of the options to Participants, which shall take place within up to sixty (60) days from the date of receipt of the Option Exercise Statement (“Date of Acquisition of Shares”); and

(iii)                 The period in which the Participant shall pay the full price of the exercise, in national currency, by check or by wire transfer to a bank account held by the Company, provided that the limit date shall always be the tenth (10th) day preceding the Date of Acquisition of Shares.

6             TERMINATION

This Agreement shall be automatically terminated, regardless of any communication from one Party to the other, in the event the Participant fails to provide services to the Company, for any reason whatsoever, including, without limitation, the following situations (i) termination of the employment agreement or dismissal, by the Company, of the Participant from the position of officer according to the bylaws, as applicable, with or without cause, as defined in Clause 7.3 below; (ii) Participant’s resignation or voluntary dismissal; (iii) Participant’s death; or (iv) Participant’s permanent incapacity, provided, however, that the provisions of Clause 7.2 below are duly observed.

7             RULES TO BE APPLIED UPON TERMINATION OF RELATIONSHIP BETWEEN THE PARTICIPANT AND THE COMPANY

7.1         In situations involving the end of relationship between the Participant and the Company by virtue of dismissal, either with or without cause, resignation or removal from office, retirement, permanent incapacity or death, the Participant’s rights under the Plan may cease to exist or be modified, upon observance of the provision of item 9.2 below.

7.2         If, at any time during effectiveness of the Plan, the Participant:

(i)               Is involuntarily dismissed from the Company (or from any further company that make part of Grupo Pão de Açucar, as applicable), by means of dismissal without cause or removal from office without violation of his duties and functions as a manager, the Participant may exercise, within the period of ten (10) days from the date of dismissal, the number of options calculated on a pro rata temporis basis in relation to the Waiting Period. If the Participant fails to exercise his right within the period above, all the stock options not exercised shall automatically cease to exist, as of right, regardless of prior notice or communication, and without any right to compensation;

(ii)                Is involuntarily dismissed from the Company (or from any further company that make part of Grupo Pão de Açucar, as applicable), upon dismissal for cause, or removed from office following violation of his duties and functions as a manager, all of the stock options already exercisable or yet to be exercisable under this Stock Option Agreement, on the date of his dismissal, shall automatically cease to exist, as of right, regardless of prior notice or communication, and without any right to compensation;

(iii)              Ends his or her relationship with the Company (or with any further company that make part of Grupo Pão de Açucar, as applicable), voluntarily, by requesting dismissal from his or her job or by resigning from his or her manager office, all of the stock options already exercisable or yet to be exercisable under this Stock Option Agreement, on the date of his or her dismissal shall automatically cease to exist, as of right, regardless of prior notice or communication, and without any right to compensation;

(iv)             Ends his or her relationship with the Company (or from any further company that make part of Grupo Pão de Açucar, as applicable), by virtue of retirement, within fifteen (15) days from the date of retirement, the Participant may exercise all of his or her options under this Stock Option Agreement, including the stock option subject to Waiting Period, upon due observance of the other provisions of Clause 4 hereof. If the Participant fails to exercise his or her right within the period above, all the stock options not exercised shall automatically cease to exist, as of right, regardless of prior notice or communication, and without any right to compensation; and

(v)              Ends his or her relationship with the Company (or from any further company that make part of Grupo Pão de Açucar, as applicable), by virtue of death or permanent incapacity, within thirty (30) days from the date of his or her death or declaration of permanent incapacity, as the case may be, the Participant’s lawful heirs and successors, as the case may be, may exercise all of the stock options under this Stock Option Agreement, including the stock options subject to Waiting Period, upon due observance of the other provisions under Clause 4 herein. If the Participant’s lawful heirs and successors fail to exercise their right within the period above, all the stock options not exercised shall automatically cease to exist, as of right, regardless of prior notice or communication, and without any right to compensation.

7.3         For purposes of this Agreement, “with cause” means actions exercised with willful intent,  fraud, negligence by the Participant, incurred in the exercise of his or her professional functions, with due observance of the concept of “cause” under the labor law should the Participant be an employee to the Company.

8             EFFECTIVENESS

In the absence of any of the situations of termination provided for in Clause 6 above, this Agreement shall be effective until [date], in that all of the Options not exercised during effectiveness hereof shall be cancelled.

9             GENERAL PROVISIONS

9.1         No provision hereof confers to the Participant any rights as to his or her permanence as an employee, service provider or manager of the Company and shall not interfere, in any manner whatsoever, with the rights of the Company to interrupt, at any time, the legal relationship it maintains with the Participant.

9.2          The Company agrees to file this Agreement with its registered office in the form and for the purposes of the terms of Section 40 of the Brazilian Corporations Law, as amended from time to time.

9.3         All of the rules provided for in the Plan are incorporated hereinto and should they conflict herewith, the provisions of the Plan shall prevail.

9.4         The Parties elect the Court of the Judicial District of São Paulo, State of São Paulo.

IN WITNESS WHEREOF, the Parties execute this Agreement in two (2) counterparts of a same content and form, in the presence of the two (2) undersigned witnesses.

São Paulo, [●]  [●]  [●].

____________________________________

[Participant’s name]

Title: [●]

_____________________________________

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

By: [●]

Title: [●]

Witnesses: ______________________________ Name: ID/RG:	____________________________ Name: ID/RG:

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: May 12, 2014	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.